Filed Pursuant to Rule 424(b)(5)
Registration No. 333-127366

The information in this prospectus supplement is not complete and may be changed. A registration statement relating to these securities has been declared effective by the Securities and Exchange Commission. We are not using this prospectus to offer to sell these securities or to solicit offers to buy these securities in any place where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus Supplement dated July 11, 2006

Prospectus supplement

To prospectus dated August 25, 2005

$250,000,000

      % Notes due

Interest payable January      and July

Issue price:         %

The notes will mature on July     ,             . Interest will accrue from July     , 2006. We may redeem the notes in whole or in part at any time at the redemption prices described on page S-30.

See “Risk factors” beginning on page S-15 for a discussion of certain risks that you should consider in connection with an investment in the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this prospectus supplement or the prospectus to which it relates is accurate or complete. Any representation to the contrary is a criminal offense.

	Price to Public		Underwriting Discounts		Proceeds to Us

Per Note		%		%		%
Total	$		$		$

The notes will not be listed on any securities exchange. Currently, there is no public market for the notes.

We expect that delivery of the notes will be made to investors through the book-entry delivery system of The Depository Trust Company on or about July     , 2006.

Joint Book-Running Managers

JPMorgan	Banc of America Securities LLC

Senior Co-Managers

Calyon Securities (USA)

Deutsche Bank Securities

KeyBanc Capital Markets

UBS Investment Bank

Wells Fargo Securities

Co-Managers

LaSalle Capital Markets

Piper Jaffray

Wachovia Securities

July     , 2006

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with any other information. You should not assume that the information contained in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date of this prospectus supplement or the accompanying prospectus, respectively, or that information contained in any document incorporated or deemed to be incorporated by reference is accurate as of any date other than the date of that document.

If the description of the notes varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

The distribution of this prospectus supplement and the accompanying prospectus and the offering of the notes in some jurisdictions may be restricted by law. Persons who receive this prospectus supplement and the accompanying prospectus should inform themselves about and observe any such restrictions. This prospectus supplement and the accompanying prospectus do not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

i

The company

Nationwide Health Properties, Inc., a Maryland corporation incorporated on October 14, 1985, is a real estate investment trust (REIT) that invests primarily in healthcare related facilities and provides financing to healthcare providers. Whenever we refer herein to “NHP,” the “Company” or to “us” or use the terms “we” or “our,” we are referring to Nationwide Health Properties, Inc. and its subsidiaries, unless the context otherwise requires.

We primarily make our investments by acquiring an ownership interest in facilities and leasing them to unaffiliated operators under “triple-net” “master” leases that pass all facility operating costs (including maintenance, repairs, taxes, insurance and capital expenditures) through to the tenant operator. In addition, but intentionally to a much lesser extent because we view the risks of this activity to be greater, from time to time we extend mortgage loans and other financing to operators. For the quarter ended March 31, 2006, approximately 96% of our revenues were derived from our leases, with the remaining 4% from our mortgage loans and other financing.

At March 31, 2006, we had investments in 448 facilities located in 39 states. The facilities included 214 assisted and independent living facilities, 197 skilled nursing facilities, seven continuing care retirement communities, seven specialty hospitals, 21 medical office buildings operated by a consolidated joint venture in which we held a 90% interest and two assets held for sale. On June 1, 2006, we completed our acquisition and master leaseback of the real estate holdings of Hearthstone Assisted Living, Inc. (“Hearthstone”). See “Recent Developments.”

Additionally, at March 31, 2006, we held 13 mortgage loans secured by 13 skilled nursing facilities, one assisted living facility, one continuing care retirement community and one land parcel.

At March 31, 2006, our facilities were operated by 74 different operators, including the following publicly traded companies: American Retirement Corporation, Brookdale Senior Living, Inc., Emeritus Corporation, Extendicare, Inc., Genesis Healthcare, HEALTHSOUTH Corporation, Kindred Healthcare, Inc. and Sun Healthcare Group, Inc. Of the operators of our facilities, only Brookdale Senior Living, Inc. accounted for 10% or more of our revenues for the quarter ended March 31, 2006. We expect each of Brookdale Senior Living, Inc. (“Brookdale”) and Hearthstone Senior Services, L.P. and its subsidiaries (collectively, “New Hearthstone”) to account for more than 10% of our revenues for the remainder of 2006.

Our leases generally have initial terms ranging from five to 21 years with two or more multiple-year renewal options. We earn fixed monthly minimum rents and may earn periodic additional rents. The additional rent payments are generally computed as a percentage of facility revenues in excess of base amounts or as a percentage of the increase in the Consumer Price Index. Additional rents are generally calculated and payable monthly or quarterly. While the calculations and payments of additional rents contingent upon revenue are generally made on a quarterly basis, SEC Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements” (SAB No. 101) does not allow for the recognition of this revenue until all possible contingencies have been eliminated. Most of our leases with additional rents contingent upon revenue are structured as quarterly calculations so that all contingencies for revenue recognition have been eliminated at each of our quarterly reporting dates. Also, the majority of our leases contain provisions that the total rent cannot decrease from one year to the next. Approximately 84% of our facilities are leased under master leases. In addition, the majority of our leases contain cross-collateralization and cross-default provisions tied to other leases with the same tenant, as well as grouped lease renewals and, if purchase options exist, grouped purchase options. Leases covering 340 facilities are backed by security deposits consisting of irrevocable letters of credit or cash, most of which cover from three to six months of initial monthly minimum rents. At March 31, 2006, leases covering 229 facilities required the tenant to impound property taxes and leases covering 114 facilities required capital expenditure impounds. Under the terms of the leases, the tenant is responsible for all maintenance, repairs, taxes, insurance and capital expenditures for the leased properties.

We believe we have operated in such a manner as to qualify for taxation as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the “Code”). We intend to continue to qualify as such and therefore to distribute at least 90% of our REIT taxable income (determined without regard to the dividends paid deduction and by excluding net capital gain) to our stockholders. If we qualify for taxation as a REIT, and we distribute 100% of such REIT taxable income to our stockholders, we will generally not be subject to U.S. federal income taxes on our income that is distributed to stockholders. This treatment substantially eliminates the “double taxation” (i.e., at the corporate and stockholder levels) that generally results from investing in the stock of a corporation.

Our principal executive offices are located at 610 Newport Center Drive, Suite 1150, Newport Beach, California 92660 and our telephone number is (949) 718-4400.

Recent developments

Effective June 1, 2006, we completed our acquisition and master leaseback of the real estate holdings of Hearthstone for approximately $419 million plus approximately $12 million in debt defeasance and closing costs. We refer to this transaction in this prospectus supplement as the Acquisition. As a result of the Acquisition, we now own 100% of the 32 assisted living and Alzheimer’s facilities leased to subsidiaries of Hearthstone Senior Services, L.P. and Hearthstone Senior Services, L.P., as guarantor, under a master lease and two stand-alone leases with initial terms expiring in 2021. Each stand-alone lease has a cross-default provision to the master lease. In connection with the Acquisition, we entered into a new $200 million credit agreement (the “Bridge Facility”). The full amount available under the Bridge Facility was borrowed to finance a portion of the purchase price for the Acquisition. These borrowings have a maturity date of September 12, 2006. We intend to repay borrowings under the Bridge Facility at maturity with additional borrowings under our unsecured credit facility (the “Credit Facility”).

On June 29, 2006, we settled the forward sale agreements previously entered into between us and affiliates of certain underwriters relating to an aggregate of 4,500,000 shares of our common stock. Pursuant to the terms of the forward sale agreements, we received $91.7 million in net proceeds for the issuance of 4,500,000 shares of our common stock, at an initial forward price of $20.3753 per share.

Use of proceeds

We estimate that the net proceeds we will receive from this offering will be approximately $       million after deducting estimated underwriting discounts and other offering expenses payable by us. We currently expect to use the net proceeds from the sale of the notes to repay a portion of the amount outstanding under the Credit Facility. As of June 12, 2006, the aggregate amount of such indebtedness was approximately $400 million, having interest rates between 6.025% and 8.0%. Of this amount, approximately $300 million has a maturity date of October 20, 2008, and approximately $100 million has a maturity date of October 20, 2010. Amounts outstanding under the Credit Facility were incurred for general corporate purposes. See “Recent Developments.”

Capitalization

The following table presents our consolidated cash and cash equivalents and capitalization as of March 31, 2006:

•	on an actual basis;

•	on a pro forma basis to give effect to (a) the issuance of 5,850,000 shares of our common stock on April 5, 2006 and the issuance of an additional 4,500,000 shares of our common stock on June 29, 2006 upon our exercise of an option under forward sale agreements between affiliates of certain underwriters and us (collectively, the “Equity Issuance”), and (b) the Acquisition, as if such transactions had occurred on March 31, 2006; and

•	on a pro forma as adjusted basis giving effect to the Equity Issuance, the Acquisition and the issuance and sale of our notes being offered by this prospectus supplement and the accompanying prospectus and the application of the estimated net proceeds from this offering of $248 million, as if such transactions had occurred on March 31, 2006.

This table should be read in conjunction with our consolidated financial statements and the related notes contained therein in our Annual Report on Form 10-K for the fiscal year ended December 31, 2005 and our unaudited condensed consolidated financial statements and related notes contained therein in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, which are incorporated by reference in this prospectus supplement.

	As of March 31, 2006
(in thousands except share data)	Actual	Pro Forma		Pro Forma As Adjusted

		(unaudited)
Cash and cash equivalents	$12,399	$12,454		$12,554

Debt:
Borrowings under the Credit Facility	$335,000	$335,000		$87,000
Borrowings under the Bridge Facility(1)	—	200,000		200,000
Senior notes due 2006-2038	570,225	570,225		820,225
Notes and bonds payable	293,762	313,328	(2)	313,328

Total debt	1,198,987	1,418,553		1,420,553
Minority interest	1,825	1,825		1,825

Stockholders’ equity:
Preferred stock, $1.00 par value per share; 5,000,000 shares authorized:
Series A; 900,485 shares issued and outstanding; stated at liquidation preference of $100 per share	90,049	90,049		90,049
Series B; 1,064,500 shares issued and outstanding; stated at liquidation preference of $100 per share	106,450	106,450		106,450
Common stock, $0.10 par value per share; 100,000,000 shares authorized; 68,889,376 shares issued and outstanding, actual; 79,239,376 shares issued and outstanding pro forma and pro forma as adjusted(3)	6,889	7,924		7,924
Capital in excess of par value	911,429	1,121,883		1,121,883
Cumulative net income	906,789	906,789		906,789
Cumulative dividends	(1,220,043)	(1,220,043)		(1,220,043)

Total stockholders’ equity	801,563	1,013,052		1,013,052

Total capitalization	$2,002,375	$2,433,430		$2,435,430

(1)	In connection with the Acquisition, we borrowed $200 million under the Bridge Facility to finance a portion of the purchase price for the Acquisition. These borrowings have a maturity date of September 12, 2006. We intend to repay borrowings under the Bridge Facility at maturity with additional borrowings under the Credit Facility.
(2)	Reflects the assumption of approximately $20 million in secured debt from Hearthstone in the Acquisition.

(3)	Excludes:
•	up to 4,190,400 shares of our common stock issuable pursuant to a sales agreement with Cantor Fitzgerald & Co. to sell up to 5,000,000 shares of our common stock from time to time through a controlled equity offering program;

•	648,837 shares of our common stock issuable upon exercise of options outstanding as of March 31, 2006, at a weighted average exercise price of $19.07 per share, of which 575,629 were exercisable as of March 31, 2006; and

•	2,917,697 shares of our common stock available for future grant under our stock option and restricted stock plans as of March 31, 2006.

Ratio of earnings to fixed charges

The following table sets forth our ratios of earnings to fixed charges for the periods indicated:

•	on an actual basis; and

•	on a pro forma basis giving effect to the Acquisition, the Equity Issuance and the issuance and sale of our notes being offered by this prospectus supplement and the accompanying prospectus and the application of the net proceeds from this offering.

In computing the ratio of earnings to fixed charges, earnings have been based on consolidated income from continuing operations before fixed charges (exclusive of capitalized interest). Fixed charges consist of interest on debt, including amounts capitalized, an estimate of interest in rental expense, and interest expense related to the guaranteed debt of the partnerships and limited liability companies in which we hold an interest.

	For the Year Ended December 31,						For the Three Months ended March 31,
	Actual					Pro Forma	Actual	Pro Forma
	2001	2002	2003	2004	2005	2005	2006	2006

Ratio of Earnings to Fixed Charges	1.95	1.66	1.89	2.18	2.07	2.01	2.06	2.01

Summary consolidated financial data

The following table presents summary consolidated financial data. Certain of this financial data has been derived from our unaudited condensed consolidated financial statements included in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 and our audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2005 and should be read in conjunction with these consolidated financial statements and accompanying notes and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Quarterly Report on Form 10-Q and our Annual Report on Form 10-K, both incorporated by reference herein. Operating results for the quarter ended March 31, 2006 are not necessarily indicative of the operating results to be expected for the year ending December 31, 2006.

	Years ended December 31,			Three Months Ended March 31,
(in thousands)	2003	2004	2005	2005	2006

				(unaudited)

Operating data:
Revenues	$154,851	$179,388	$216,477	$49,347	$60,557
Income from continuing operations	$51,601	$66,379	$71,550	$18,794	$20,373
Discontinued operations(1)	1,841	8,443	(1,609)	(5,433)	7,700

Net income	53,442	74,822	69,941	13,361	28,073
Preferred stock dividends	(7,677)	(11,802)	(15,622)	(3,982)	(3,791)
Preferred stock redemption charge	—	—	(795)	—	—

Income available to common stockholders	$45,765	$63,020	$53,524	$9,379	$24,282

Dividends paid on common stock	$88,566	$99,666	$100,179	$25,035	$26,280

	At December 31,			At March 31,
	2003	2004	2005	2005	2006

				(unaudited)

Balance sheet data:
Cash and cash equivalents	$10,726	$8,473	$10,005	$9,184	$12,399
Investments in real estate, net	1,317,969	1,637,390	1,786,075	1,683,712	1,959,059
Total assets	1,384,555	1,710,111	1,867,220	1,750,991	2,063,713

Borrowings under Credit Facility(2)	63,000	186,000	224,000	246,000	335,000
Borrowings under Bridge Facility(3)	—	—	—	—	—

Senior notes due 2006-2038	540,750	470,000	570,225	452,000	570,225
Notes and bonds payable	133,775	187,409	236,278	194,988	293,762

Stockholders’ equity	602,407	815,826	781,032	804,650	801,563

(1)	Discontinued operations is equal to the sum of the line items “gain/(loss) on sale of facilities” plus “income/(loss) from discontinued operations” from our consolidated financial statements.

(2)	At June 12, 2006, the aggregate amount outstanding under the Credit Facility was approximately $400 million.

(3)	At June 12, 2006, the aggregate amount outstanding under the Bridge Facility was approximately $200 million.

Unaudited pro forma consolidated financial data

The following unaudited pro forma consolidated financial data has been derived by the application of pro forma adjustments to the historical consolidated financial statements of NHP and Hearthstone for the year ended December 31, 2005 and as of and for the quarter ended March 31, 2006. The historical consolidated data with respect to Hearthstone for the year ended December 31, 2005 has been derived from Hearthstone’s audited financial information. The historical consolidated data with respect to Hearthstone for the quarter ended March 31, 2006 has been derived from unaudited financial data. The unaudited pro forma consolidated statements of income give effect to the Acquisition, the Equity Issuance and the long-term financing of the Acquisition as if they had occurred on January 1, 2005. The unaudited pro forma balance sheet gives effect to the Acquisition, the Equity Issuance and the long-term financing of the Acquisition as if they had occurred on March 31, 2006. The long-term financing of the Acquisition for purposes of the following pro forma consolidated financial data consists of the net proceeds from the Equity Issuance of approximately $211.5 million, the issuance and sale of $250.0 million aggregate principal amount of notes being offered by this prospectus supplement and the accompanying prospectus, and the assumption of approximately $20 million in secured debt from Hearthstone. The actual amount of net proceeds we receive in this offering may be different from the amounts assumed in the following pro forma financial data. We expect to use the proceeds from this debt offering to reduce the amount outstanding under the Credit Facility.

Assumptions underlying the pro forma adjustments necessary to present fairly this pro forma data are described in the accompanying notes, which should be read in conjunction with this pro forma consolidated financial data. The pro forma adjustments described in the accompanying notes have been made based on available information and, in the opinion of management, are reasonable. The pro forma consolidated financial data should not be considered indicative of actual results that would have been achieved had the transactions occurred on the respective dates indicated and do not purport to indicate results of operations as of any future date or for any future period. We cannot assure you that the assumptions used in the preparation of the pro forma consolidated financial data will prove to be correct.

The Acquisition will be accounted for using the purchase method as prescribed by Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations,” with intangible assets, if any, to be recorded in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets.” The total cost of the Acquisition has been allocated entirely to the real estate to be acquired for purposes of the following pro forma consolidated financial information. The excess of the purchase price over the fair values of the net assets acquired, if any, will be allocated to goodwill. The final purchase price allocation and the resulting effect on income from operations may differ from the pro forma amounts reported herein.

The unaudited pro forma consolidated statements of income include interest expense from the issuance of the notes offered hereby at an assumed annual rate of 6.6%, rather than the lower rate that would be available under each of the Credit Facility and the Bridge Facility. The actual interest rate associated with the notes may differ from the pro forma amount reflected below.

Nationwide Health Properties, Inc.

Unaudited pro forma consolidated statement of income

for the year ended December 31, 2005

(in thousands except per share amounts)	Historical NHP	Historical Hearthstone	Acquisition pro forma adjustments		Pro forma	Offering adjustments	Pro forma as adjusted

Revenues:
Rental Income	$206,031	$—	$37,302	(1)	$243,333	$—	$243,333
Interest and other income	10,446	222	(222	)(2)	10,446	—	10,446
Hearthstone income	—	89,786	(89,786	)(2)	—	—	—

	216,477	90,008	(52,706)		253,779	—	253,779

Expenses:
Interest and amortization of deferred financing costs	67,031	14,342	(896	)(3)	80,477	1,556 (6)	82,033
Depreciation and amortization	55,354	6,170	4,913	(4)	66,437	—	66,437
General and administrative	14,356	—	—		14,356	—	14,356
Impairment of assets	310	—	—		310	—	310
Loss of extinguishment of debt	8,565	—	—		8,565	—	8,565
Hearthstone operating expenses	—	62,836	(62,836	)(2)	—	—	—

	145,616	83,348	(58,819)		170,145	1,556	171,701

Income before minority interest	70,861	6,660	6,113		83,634	(1,556)	82,078
Income from unconsolidated joint venture	689	—	—		689	—	689
Minority interest expense	—	(362)	362	(2)	—	—	—

Income from continuing operations	71,550	6,298	6,475		84,323	(1,556)	82,767
Preferred stock dividends	(15,622)	—	—		(15,622)	—	(15,622)
Preferred stock redemption charge	(795)	—	—		(795)	—	(795)

Income from continuing operations available to common stockholders	$55,133	$6,298	$6,475		67,906	$(1,556)	$66,350

Basic/diluted income from continuing operations available to common stockholders per share	$0.82				$0.87		$0.85

Diluted weighted average shares outstanding	67,446		10,350	(5)	77,796		77,796

(1)	Reflects rental income to be received from New Hearthstone under the master lease calculated using a total investment of $431 million and an effective starting lease rate of 8.65% (the actual starting lease rate is 8.06% and the straightlining impact is 0.59%).

(2)	All revenues and operating expenses associated with Hearthstone’s historical operations were retained by New Hearthstone in connection with the Acquisition.

(3)	Reflects the reduction in interest expense as a result of the repayment by Hearthstone of all of its debt, except for approximately $20 million of secured debt we assumed from Hearthstone in connection with the Acquisition, which bears interest at a weighted average rate of 6.39% per annum, partially offset by the interest expense on the Bridge Facility for the approximately $200 million of the purchase price originally financed by borrowings under the Bridge Facility. The interest rate on each of the Credit Facility and the Bridge Facility would have been approximately 6.1% per annum, if such amount had been borrowed thereunder as of the date of this prospectus supplement.

(4)	Reflects the increase in annual depreciation and amortization from that recorded by Hearthstone. Our depreciation is calculated based on an expected useful life of 35 years assuming 90% of the investment value is allocated to buildings and 10% is allocated to land. This allocation is based on our existing portfolio of assets. The actual allocation may vary. The allocation of investment value between building and land for the properties acquired in the Acquisition will not be assigned until the appraisal of such properties is completed. There can be no assurance that the allocation assumed herein will be the actual allocation assigned to such properties.

(5)	Reflects the issuance of 10,350,000 shares of common stock to partially fund the Acquisition, including the 4,500,000 shares of common stock issued upon physical settlement of the forward sale agreements.

(6)	Reflects the interest expense on the $250 million of notes to be issued in this offering, partially offset by a reduction in interest expense on the Credit Facility.

Nationwide Health Properties, Inc. Unaudited pro forma consolidated statement of income for the quarter ended March 31, 2006
(in thousands except per share amounts)	Historical NHP	Historical Hearthstone	Acquisition pro forma adjustments		Pro forma	Offering adjustments	Pro forma as adjusted

Revenues:
Rental income	$57,563	$—	$9,326	(1)	$66,889	$—	$66,889
Interest and other income	2,994	81	(81	)(2)	2,994	—	2,994
Hearthstone income	—	23,450	(23,450	)(2)	—	—	—

	60,557	23,531	(14,205)		69,883	—	69,883

Expenses:
Interest and amortization of deferred financing costs	19,228	3,811	(450	)(3)	22,589	389 (6)	22,978
Depreciation and amortization	16,208	1,459	1,312	(4)	18,979	—	18,979
General and administrative	3,797	—	—		3,797	—	3,797
Medical office building operating expenses	999	—	—		999	—	999
Hearthstone operating expenses	—	16,008	(16,008	)(2)	—	—	—

	40,232	21,278	(15,146)		46,364	389	46,753

Income before minority interest	20,325	2,253	941		23,519	(389)	23,130
Minority interest in medical office building joint venture	(48)	—	—		(48)	—	(48)

Income from continuing operations	20,373	2,253	941		23,567	(389)	23,178
Preferred stock dividends	(3,791)	—	—		(3,791)	—	(3,791)

Income from continuing operations available to common stockholders	$16,582	$2,253	$941		$19,776	$(389)	$19,387

Basic/diluted income from continuing operations available to common stockholders per share	$0.24				$0.25		$0.25

Diluted weighted average shares outstanding	68,449		10,350	(5)	78,799		78,799

(1)	Reflects rental income to be received from New Hearthstone under the master lease calculated using a total investment of $431 million and an effective starting lease rate of 8.65% (the actual starting lease rate is 8.06% and the straightlining impact is 0.59%).

(2)	All revenues and operating expenses associated with Hearthstone historical operations were retained by New Hearthstone in connection with the Acquisition.

(3)	Reflects the reduction in interest expense as a result of the repayment by Hearthstone of all of its debt, except for approximately $20 million of secured debt we assumed from Hearthstone in connection with the Acquisition, which bears interest at a weighted average rate of 6.39% per annum, partially offset by the interest expense on the Bridge Facility for the approximately $200 million of the purchase price originally financed by borrowings under the Bridge Facility. The interest rate on each of the Credit Facility and the Bridge Facility would have been approximately 6.1% per annum, if such amount had been borrowed thereunder as of the date of this prospectus supplement.

(4)

Reflects the increase in annual depreciation and amortization from that recorded by Hearthstone. Our depreciation is calculated based on an expected useful life of 35 years assuming 90% of the investment value is allocated to buildings and 10% is allocated to land. This allocation is based on our existing portfolio of assets. The actual allocation may vary. The allocation of investment value between building and land for the properties acquired in the Acquisition will not be assigned until the appraisal of such properties is completed. There can be no assurance that the allocation assumed herein will be the actual allocation assigned to such properties.

(5)	Reflects the issuance of 10,350,000 shares of common stock to partially fund the Acquisition, including the 4,500,000 shares of common stock issued upon physical settlement of the forward sale agreements.

(6)	Reflects the interest expense on the $250 million of notes to be issued in this offering, partially offset by a reduction in interest expense on the Credit Facility.

Nationwide Health Properties, Inc.

Unaudited pro forma balance sheet

as of March 31, 2006

(in thousands)	Historical NHP	Historical Hearthstone	Acquisition pro forma adjustments		Pro forma	Offering adjustments		Pro forma as adjusted

ASSETS
Investments in real estate:
Real estate properties	$2,230,191	$154,529	$276,471	(1)	$2,661,191	$—		$2,661,191
Less accumulated depreciation	(354,861)	(35,744)	35,744	(2)	(354,861)	—		(354,861)

	1,875,330	118,785	312,215		2,306,330	—		2,306,330
Mortgage loans receivable, net	83,729	—	—		83,729	—		83,729

	1,959,059	118,785	312,215		2,390,059	—		2,390,059

Cash and cash equivalents	12,399	9,423	(9,368	)(3)	12,454	100	(10)	12,554

All other assets	92,255	15,118	(15,118	)(4)	92,255	1,900	(11)	94,155

	$2,063,713	$143,326	$287,729		$2,494,768	$2,000		$2,496,768

LIABILITIES AND STOCKHOLDERS’ EQUITY

Borrowings under the Credit Facility	$335,000	$—	$—		$335,000	$(248,000	)(12)	$87,000

Borrowings under the Bridge Facility	—	—	200,000	(5)	200,000	—		200,000

Senior notes due 2006 – 2038	570,225	—	—		570,225	250,000	(13)	820,225

Notes and bonds payable	293,762	174,329	(154,763	)(6)	313,328	—		313,328

Accounts payable and accrued liabilities	61,338	10,611	(10,611	)(4)	61,338	—		61,338

Total liabilities	1,260,325	184,940	34,626		1,479,891	2,000		1,481,891
Minority interest	1,825	—	—		1,825	—		1,825

Stockholders’ Equity:
Series A Preferred Stock	90,049	—	—		90,049	—		90,049
Series B Preferred Stock	106,450	—	—		106,450	—		106,450
Hearthstone preferred stock	—	61,963	(61,963	)(7)	—	—		—
Common stock	6,889	31	1,004	(8)	7,924	—		7,924
Capital in excess of par value	911,429	247	210,207	(9)	1,121,883	—		1,121,883
Cumulative net income (deficit)	906,789	(103,755)	103,755	(7)	906,789	—		906,789
Cumulative dividends	(1,220,043)	(100)	100		(1,220,043)	—		(1,220,043)

Total stockholders’ equity	801,563	(41,614)	253,103		1,013,052	—		1,013,052

	$2,063,713	$143,326	$287,729		$2,494,768	$2,000		$2,496,768

(1)	Reflects the amount by which the Acquisition purchase price of $419 million and estimated transaction costs of $12 million (total of $431 million) exceed the Hearthstone historical book value.

(2)	Reflects the elimination of all of Hearthstone’s accumulated depreciation as a result of the Acquisition.

(3)	Reflects the retention by New Hearthstone of Hearthstone’s cash and cash equivalents in connection with the Acquisition partially offset by excess cash remaining from the borrowing on the Bridge Facility to finance the Acquisition.

(4)	Reflects retention of all non-real estate related assets, accounts payable and accrued liabilities by New Hearthstone in connection with the Acquisition.

(5)	Reflects borrowings on the Bridge Facility to finance a portion of the Acquisition.

(6)	Reflects repayment by Hearthstone of all debt except for approximately $20 million of secured debt that we assumed from Hearthstone in connection with the Acquisition.

(7)	The equity capitalization of Hearthstone was eliminated in connection with the Acquisition.

(8)	The adjustment for common stock represents the $0.10 par value per share of our common stock multiplied by the 10,350,000 shares of common stock issued by us in connection with the Acquisition partially offset by the elimination of the Hearthstone capitalization.

(9)	The adjustment for capital in excess of par value represents the approximate net proceeds from the issuance of 10,350,000 shares of common stock issued by us in connection with the Acquisition partially offset by the elimination of the Hearthstone capitalization.

(10)	Reflects the remaining cash proceeds from the issuance of $250 million of debt in this offering after the repayment of a portion of the outstanding borrowings under the Credit Facility.

(11)	Reflects the expected underwriting discounts and other offering expenses payable by us related to this offering.

(12)	Reflects the repayment of a portion of the outstanding borrowings under the Credit Facility with the proceeds from the issuance of $250 million of debt in this offering.

(13)	Reflects the issuance of $250 million of notes in this offering.

Risk factors

Generally speaking, the risks facing our company fall into two categories: risks associated with the operations of our operators; and other risks unique to our operations. You should carefully consider the risks and uncertainties described below before making an investment decision in our company. These risks and uncertainties are not the only ones facing us and there may be additional matters that we are unaware of or that we currently consider immaterial. All of these could adversely affect our business, financial condition, results of operations and cash flows and, thus, the value of an investment in our company.

Risks relating to our operators

Our financial position could be weakened and our ability to make distributions could be limited if any of our major operators were unable to meet their obligations to us or failed to renew or extend their relationship with us as their lease terms expire or their mortgages mature, or if we were unable to lease or re-lease our facilities or make mortgage loans on economically favorable terms. There may end up being more serious operator financial problems that lead to more extensive restructurings or tenant disruptions than we currently expect. This could be unique to a particular operator or it could be more industry wide, such as further federal or state governmental reimbursement reductions in the case of our skilled nursing facilities as governments work through their budget deficits, continuing reduced occupancies or slow lease-ups for our assisted and independent living facilities due to general economic and other factors and continuing increases in liability insurance premiums and other expenses. These adverse developments could arise due to a number of factors, including those listed below.

The bankruptcy, insolvency or financial deterioration of our operators could significantly delay our ability to collect unpaid rents or require us to find new operators for rejected facilities.

We are exposed to the risk that our operators may not be able to meet their obligations, which may result in their bankruptcy or insolvency. Although our leases and loans provide us the right to terminate an investment, evict an operator, demand immediate repayment and other remedies, the bankruptcy laws afford certain rights to a party that has filed for bankruptcy or reorganization. An operator in bankruptcy may be able to restrict our ability to collect unpaid rent and interest during the bankruptcy proceeding.

•	Leases. If one of our lessees seeks bankruptcy protection, the lessee can either assume or reject the lease. Generally, the operator is required to make rent payments to us during its bankruptcy until it rejects the lease. If the lessee assumes the lease, the court cannot change the rental amount or any other lease provision that could financially impact us. However, if the lessee rejects the lease, the facility would be returned to us. In that event, if we were able to re-lease the facility to a new operator only on unfavorable terms or after a significant delay, we could lose some or all of the associated revenue from that facility for an extended period of time.

•

Mortgage Loans.    If an operator defaults under one of our mortgage loans, we may have to foreclose on the mortgage or protect our interest by acquiring title to a property and thereafter making substantial improvements or repairs in order to maximize the facility’s investment potential. Operators may contest enforcement of foreclosure or other remedies, seek bankruptcy protection against an enforcement and/or bring claims for lender liability in response to actions to enforce mortgage obligations. If an operator seeks bankruptcy protection, the automatic stay of the federal bankruptcy law would preclude us from enforcing foreclosure or other remedies against the operator unless relief is obtained from the court. In addition, an operator would not be required to make principal and interest payments while an automatic stay was in effect. High “loan to value” ratios or declines in the value of the facility may prevent us from realizing an amount equal to our mortgage loan upon foreclosure.

The receipt of liquidation proceeds or the replacement of an operator that has defaulted on its lease or loan could be delayed by the approval process of any federal, state or local agency necessary for the replacement of the operator licensed to manage the facility. In some instances, we may take possession of a property that exposes us to successor liabilities. These events, if they were to occur, could reduce our revenue and operating cash flow.

In addition, some of our leases provided for free rent at the beginning of the lease. These deferred amounts are repaid over the remainder of the lease term. Although the payment of cash rent is deferred, rental income is recorded on a straight-line basis over the life of the lease, such that the income recorded during the early years of the lease is higher than the actual cash rent received during that period, creating an asset on our balance sheet called deferred rent receivable. To the extent any of the operators under these leases, for the reasons discussed above, become unable to pay the deferred rents, we may be required to write down the rents receivable from those operators, which would reduce our net income.

Operators that fail to comply with governmental reimbursement programs such as Medicare or Medicaid, licensing and certification requirements, fraud and abuse regulations or new legislative developments may be unable to meet their obligations to us.

Our operators are subject to numerous federal, state and local laws and regulations that are subject to frequent and substantial changes (sometimes applied retroactively) resulting from legislation, adoption of rules and regulations and administrative and judicial interpretations of existing law. The ultimate timing or effect of these changes cannot be predicted. These changes may have a dramatic effect on our operators’ costs of doing business and the amount of reimbursement by both government and other third-party payors. The failure of any of our operators to comply with these laws, requirements and regulations could adversely affect their ability to meet their obligations to us in particular

•

Medicare, Medicaid and Private Payor Reimbursement.    A significant portion of our skilled nursing facility and specialty hospital operators’ revenue is derived from governmentally-funded reimbursement programs, such as Medicare and Medicaid, and failure to maintain certification and accreditation in these programs would result in a loss of funding from them. Moreover, federal and state governments have adopted and continue to consider various reform proposals to control health care costs. In recent years, there have been fundamental changes in the Medicare program that have resulted in reduced levels of payment for a substantial portion of health care services. For example, the Balanced Budget Act of 1997 established a Prospective Payment System for Medicare skilled nursing facilities under which facilities are paid a federal per diem rate for most covered nursing facility services. Under this system, skilled nursing facilities are no longer assured of receiving reimbursement adequate to cover the costs of operating the facilities. In many instances, revenues from Medicaid programs are already insufficient to cover the actual costs incurred in providing care to those patients. In addition, reimbursement from private payors has in many cases effectively been reduced to levels approaching those of government payors. Governmental concern regarding health care costs and their budgetary impact may result in significant reductions in payment to health care facilities, and future reimbursement rates for either governmental or private payors may not be sufficient to cover cost increases in providing services to patients. Loss of certification or accreditation, or any changes in reimbursement policies that reduce reimbursement to levels that are insufficient to cover the cost of providing patient care, could cause the revenues of our operators to decline, potentially jeopardizing their ability to meet their obligations to us. In that event, our revenues from those facilities could be reduced, which could in turn cause the value of our affected properties to decline. Governmental concern regarding specialty hospitals may result in reforms to the payments to those facilities, and future reimbursement rates may change impacting the payment system for services provided by specialty hospitals.

•	Licensing and Certification. Our operators and facilities are subject to regulatory and licensing requirements of federal, state and local authorities and are periodically audited by them to confirm compliance. Failure to obtain licensure or loss of licensure would prevent a facility, or in some cases, potentially all of an operator’s facilities in a state, from operating. Our skilled nursing facilities and specialty hospitals generally require governmental approval, often in the form of a certificate of need that generally varies by state and is subject to change, prior to the addition or construction of new beds, the addition of services or certain capital expenditures. Some of our facilities may not be able to satisfy current and future regulatory requirements and may for this reason be unable to continue operating in the future. In such event, our revenues from those facilities could be reduced or eliminated for an extended period of time. State licensing and Medicare and Medicaid laws also require our operators of nursing homes and assisted living facilities to comply with extensive standards governing operations, including federal conditions of participation. Federal and state agencies administering those laws regularly inspect our facilities and investigate complaints. Our tenants and their managers receive notices of potential sanctions and remedies from time to time, and such sanctions have been imposed from time to time on facilities operated by them. If they are unable to cure deficiencies which have been identified or which are identified in the future, such sanctions may be imposed and if imposed may adversely affect our tenants’ ability to operate and therefore pay rent to us.

•

Fraud and Abuse Laws and Regulations.    There are various extremely complex and largely uninterpreted federal and state laws and regulations governing a wide array of referrals, relationships and arrangements and prohibiting fraud by health care providers. These laws include (i) criminal laws that prohibit filing false claims or making false statements to receive payment or certification under Medicare and Medicaid, or failing to refund overpayments or improper payments, (ii) certain federal and state anti-remuneration laws and fee-splitting laws (including, in the case of certain states, laws that extend to arrangements that do not involve items or services reimbursable under Medicare or Medicaid), such as the federal health care Anti-Kickback Statute and federal self-referral law (also known as the “Stark law”), which govern various types of financial arrangements among health care providers and others who may be in a position to refer or recommend patients to these providers, (iii) the Civil Monetary Penalties law, which may be imposed by the U.S. Department of Health and Human Services (“HHS”) for certain fraudulent acts, (iv) federal and state patient privacy laws, such as the privacy and security provisions of the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), and (v) certain state laws that prohibit the corporate practice of medicine. Many states have also adopted or are considering legislation to increase patient protections, such as criminal background checks on care providers and minimum staffing levels. Governments are devoting increasing attention and resources to anti-fraud initiatives against health care providers. In addition, certain laws, such as the Federal False Claims Act, allow for individuals to bring qui tam (or whistleblower) actions on behalf of the government for violations of fraud and abuse laws. These qui tam actions may be filed by present and former patients, nurses or other employees, or other third parties. HIPAA and the Balanced Budget Act of 1997 expand the penalties for health care fraud, including broader provisions for the exclusion of providers from the Medicare and Medicaid programs. Further, under anti-fraud demonstration projects such as Operation Restore Trust, the Office of Inspector General of HHS, in cooperation with other federal and state agencies, has focused and may continue to focus on the activities of skilled nursing facilities in certain states in which we have properties. The violation of any of these regulations by an operator may result in the imposition of fines or other penalties (including exclusion from the Medicare and Medicaid programs) that could jeopardize that operator’s ability to make lease or mortgage payments to us or to continue operating its facility. Under the Medicare Prescription Drug, Improvement and Modernization Act of 2003, an 18-month moratorium was imposed on the ability of specialty hospitals to use the “whole hospital exception” to the Stark law. The moratorium, however, did not affect specialty hospitals in operation or under development as of November 18, 2003 because such hospitals were “grandfathered” under the moratorium. A number of organizations, including the Medical Payment Advisory Commission (“MedPAC”) and HHS, have studied the utilization, costs of service, quality of care and financial impact of specialty hospitals and their physician owners relative to community hospitals. Although the 18-month moratorium expired on June 8, 2005, HHS announced on June 9, 2005, that it would temporarily suspend the enrollment of new specialty hospitals so that it could analyze whether specialty hospitals meet the definition of hospital set forth in the Social Security Act and review the procedures used to qualify specialty hospitals for participation in the Medicare program. In February 2006, the Deficit Reduction Act of 2005 was enacted, which extended HHS’ suspension of new specialty hospital enrollment until the earlier of six months (which may be extended by two months) or the completion of a final HHS report on specialty hospitals. The final HHS report may result in legislation extending the moratorium on specialty hospitals or further restricting physician ownership of specialty hospitals. To the extent that any of the operators of our specialty hospitals have physician owners, those operators may have to undergo significant ownership and structural changes if such legislation were passed.

•	Legislative Developments. Each year, legislative proposals are introduced or proposed in Congress and in some state legislatures that would effect major changes in the health care system, either nationally or at the state level. Among the proposals under consideration are cost controls on state Medicaid reimbursements, hospital cost-containment initiatives by public and private payors, uniform electronic data transmission standards for health care claims and payment transactions and higher standards to protect the security and privacy of health-related information. We cannot predict whether any proposals will be adopted or, if adopted, what effect, if any, these proposals would have on operators and, thus, our business.

Our tenants and borrowers are faced with significant potential litigation and rising insurance costs that not only affect their ability to obtain and maintain adequate liability and other insurance, but also may affect their ability to pay their lease or mortgage payments and fulfill their insurance, indemnification and other obligations to us.

In some states, advocacy groups have been created to monitor the quality of care at skilled nursing facilities and assisted and independent living facilities, and these groups have brought litigation against operators. Also, in several instances, private litigation by skilled nursing facility patients or assisted and independent living facility covered residents or their families has resulted in very large damage awards for alleged abuses. The effect of this litigation and potential litigation has been to materially increase the costs of monitoring and reporting quality of care compliance incurred by our operators. In addition, the cost of liability and medical malpractice insurance has increased and may continue to increase so long as the present litigation environment continues. This has affected the ability of some of our operators to obtain and maintain adequate liability and other insurance and, thus, manage their related risk exposures. In addition to being unable to fulfill their insurance, indemnification and other obligations to us under their leases and mortgages and thereby potentially exposing us to those risks, this could cause our tenants to be unable to pay their lease or mortgage payments, potentially decreasing our revenues and increasing our collection and litigation costs. Moreover, to the extent we are required to foreclose on the affected facilities, our revenues from those facilities could be reduced or eliminated for an extended period of time.

In addition, we may in some circumstances be named as a defendant in litigation involving the actions of our operators. For example, we have been named as a defendant in lawsuits for wrongful death at one of our facilities formerly operated by a now bankrupt operator with minimal insurance. Although we have no involvement in the activities of our operators and our standard leases generally require our operators to carry insurance to cover us in certain cases, a significant judgment against us in such litigation could exceed our and our operators’ insurance coverage, which would require us to make payments to cover the judgment. For further information, please see note 13 to our “Notes to Condensed Consolidated Financial Statements” in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 that is incorporated herein by reference.

Increased competition has resulted in lower revenues for some of our operators and may affect their ability to meet their payment obligations to us.

The health care industry is highly competitive and we expect that it may become more competitive in the future. Our operators are competing with numerous other companies providing similar health care services or alternatives such as home health agencies, life care at home, community-based service programs, retirement communities and convalescent centers. In addition, past overbuilding in the assisted and independent living market caused a slow-down in the fill-rate of newly constructed buildings and a reduction in the monthly rate many newly built and previously existing facilities were able to obtain for their services and adversely impacted the occupancy of mature properties. This in turn resulted in lower revenues for the operators of certain of our facilities and contributed to the financial difficulties of some of our operators. While we believe that overbuilt markets should reach stabilization in the next several years and are less of a problem today due to minimal new development, we cannot be certain the operators of all of our facilities will be able to achieve occupancy and rate levels that will enable them to meet all of their obligations to us. Our operators are expected to encounter increased competition in the future, including through industry consolidations, that could limit their ability to attract residents or expand their businesses and therefore affect their ability to pay their lease or mortgage payments.

Risks unique to us and our operations

In addition to the operator related risks discussed above, there are a number of risks directly associated with us and our operations.

We are subject to particular risks associated with real estate ownership, which could result in unanticipated losses or expenses.

Our business is subject to many risks that are associated with the ownership of real estate. For example, if our operators do not renew their leases, we may be unable to re-lease the facilities at favorable rental rates. Other risks that are associated with real estate acquisition and ownership include, among other things, the following:

•	general liability, property and casualty losses, some of which may be uninsured;

•	the inability to purchase or sell our assets rapidly to respond to changing economic conditions, due to the illiquid nature of real estate and the real estate market;

•	leases which are not renewed or are renewed at lower rental amounts at expiration;

•	costs relating to maintenance and repair of our facilities and the need to make expenditures due to changes in governmental regulations, including the Americans with Disabilities Act;

•	the exercise of purchase options by tenants resulting in a reduction of our rental revenue;

•	environmental hazards created by prior owners or occupants, existing tenants, mortgagors or other persons for which we may be liable;

•	acts of God affecting our properties; and

•	acts of terrorism affecting our properties.

We rely on external sources of capital to fund future capital needs, and if our access to such capital on reasonable terms is limited, we may not be able to meet maturing commitments or make future investments necessary to grow our business.

In order to qualify as a REIT under the Code, we are required, among other things, to distribute each year to our stockholders at least 90% of our REIT taxable income (determined without regard to the dividends paid deduction and by excluding net capital gain). Because of this distribution requirement, we will not be able to fund, from cash retained from operations, all future capital needs, including capital needs to satisfy or refinance maturing commitments and to make investments. As a result, we rely on external sources of capital. If we are unable to obtain needed capital at all or only on unfavorable terms from these sources, we might not be able to make the investments needed to grow our business, or to meet our obligations and commitments as they mature, which could negatively affect the ratings of our debt and even, in extreme circumstances, affect our ability to continue operations. Our access to capital depends upon a number of factors over which we have little or no control, including rising interest rates, inflation and other general market conditions and the market’s perception of our growth potential and our current and potential future earnings and cash distributions and the market price of the shares of our capital stock. In the early 2000s, difficult capital market conditions in our industry limited our access to capital and as a result our historic level of new investments decreased. Although we believe our access to capital today is good, we may again encounter difficult market conditions that could limit our access to capital. This could limit our ability to make future investments or possibly affect our ability to meet our maturing commitments.

Our potential capital sources include:

Equity Financing.    As with other publicly-traded companies, the availability of equity capital will depend, in part, on the market price of our common stock which, in turn, will depend upon various market conditions that may change from time to time. Among the market conditions and other factors that may affect the market price of our common stock are:

•	the extent of investor interest;

•	the reputation of REITs in general and the healthcare sector in particular and the attractiveness of REIT equity securities in comparison to other equity securities, including securities issued by other real estate-based companies;

•	our financial performance and that of our operators;

•	the contents of analyst reports about us and the REIT industry;

•	general stock and bond market conditions, including changes in interest rates on fixed income securities, which may lead prospective purchasers of our common stock to demand a higher annual yield from future distributions;

•	our failure to maintain or increase our dividend, which is dependent, to a large part, on growth of funds from operations which in turn depends upon increased revenues from additional investments and rental increases; and

•	other factors such as governmental regulatory action and changes in REIT tax laws.

The market value of the equity securities of a REIT is generally based upon the market’s perception of the REIT’s growth potential and its current and potential future earnings and cash distributions. Our failure to meet the market’s expectation with regard to future earnings and cash distributions likely would adversely affect the market price of our common stock.

Debt Financing/Leverage.    Financing for our maturing commitments and future investments may be provided by borrowings under the Credit Facility, private or public offerings of debt, the assumption of secured indebtedness, mortgage financing on a portion of our owned portfolio or through joint ventures. We are subject to risks normally associated with debt financing, including the risks that our cash flow will be insufficient to service our debt or make distributions to our stockholders, that we will be unable to refinance existing indebtedness or that the terms of refinancing may not be as favorable as the terms of existing indebtedness or may include restrictive covenants that limit our flexibility in operating our business. If we are unable to refinance or extend principal payments due at maturity or pay them with proceeds from other capital transactions, our cash flow may not be sufficient in all years to pay distributions to our stockholders and to repay all maturing debt. Furthermore, if prevailing interest rates, changes in our debt ratings or other factors at the time of refinancing result in higher interest rates upon refinancing, the interest expense relating to that refinanced indebtedness would increase, which could reduce our profitability and the amount of dividends we are able to pay. Moreover, additional debt financing increases the amount of our leverage. The degree of leverage could have important consequences to stockholders, including affecting our investment grade ratings, our ability to obtain additional financing in the future for working capital, capital expenditures, investments, development or other general corporate purposes and making us more vulnerable to a downturn in business or the economy generally.

Joint Ventures.    In appropriate circumstances, we may develop or acquire properties in joint ventures with other persons or entities when circumstances warrant the use of these structures. Our participation in joint ventures is subject to the risks that: our co-venturers or partners might at any time have economic or other business interests or goals that are inconsistent with our business interests or goals; our co-venturers or partners may be in a position to take action contrary to our instructions or requests or contrary to our policies or objectives (including actions that may be inconsistent with our REIT status); our co-venturers or partners may have different objectives from us regarding the appropriate timing and pricing of any sale or refinancing of properties; and our co-venturers or partners might become bankrupt or insolvent.

Increasing investor interest in our sector and consolidation at the operator or REIT level could increase competition and reduce our profitability.

Our business is highly competitive and we expect that it may become more competitive in the future. We compete with a number of healthcare REITs and other financing sources, some of which are larger and have a lower cost of capital than we do. Recently, there has been increasing interest from large new REITs and other investors in the senior housing and long-term care real estate sector. Additionally, the potential for consolidation at the REIT or operator level appears to have increased. These developments could result in fewer investment opportunities for us and lower spreads over our cost of our capital, which would hurt our growth.

One of the operators of our facilities accounted for more than 10% of our revenues in 2005 and may account for more in 2006 if it acquires one or more of our other operators, and we expect another operator of our facilities to account for more than 10% of our revenues going forward. If either of these operators experiences financial difficulties, or otherwise fails to make payments to us, our revenues may significantly decline.

For the quarter ended March 31, 2006, as adjusted for facilities acquired and disposed of during that period, Brookdale (formerly Alterra Healthcare Corporation) accounted for 15% of our revenues and has publicly announced its intent to acquire other operators, including two of our tenants that accounted for 11% of our first quarter 2006 revenues. We also expect that New Hearthstone will account for more than 10% of our revenues going forward. We cannot assure you that either Brookdale or New Hearthstone will continue to satisfy its obligations to us. The failure or inability of Brookdale or New Hearthstone to pay its obligations to us could materially reduce our revenues and net income, which could in turn reduce the amount of dividends we pay and cause our stock price to decline.

If we fail to maintain our REIT status, we will be subject to U.S. federal income tax on our taxable income at regular corporate rates.

We intend to operate in a manner to qualify as a REIT under the Code. While we believe that we have been organized and have operated in a manner which would allow us to qualify as a REIT under the Code, it is possible that is not the case or that our future operations could cause us to fail to qualify. Qualification as a REIT requires us to satisfy numerous requirements established under highly technical and complex Code provisions. For example, in order to qualify as a REIT, at least 95% of our gross income (excluding gross income from prohibited transactions) in any year must be derived from qualifying sources, and we must pay dividends to stockholders aggregating at least 90% of our annual REIT taxable income (determined without regard to the dividends paid deduction and by excluding net capital gain). You should be aware that future legislation, new regulations, administrative interpretations or court decisions could significantly change the tax laws with respect to qualification as a REIT or the U.S. federal income tax consequences of qualification as a REIT. If we fail to qualify as a REIT in any taxable year, we will be subject to U.S. federal income tax on our taxable income at regular corporate rates. Unless we are entitled to relief under statutory provisions, we would be disqualified from treatment as a REIT for the four taxable years following the year during which we lost qualification. If we lose our REIT status, our net earnings available for distribution to stockholders or investments would be significantly reduced for each of the years involved. In addition, we would no longer be required to make distributions to stockholders.

There is no assurance that we will make distributions in the future.

We intend to continue to pay quarterly distributions to our stockholders consistent with our historical practice. However, our ability to pay distributions will be adversely affected if any of the risks described herein occur. Our payment of distributions is subject to compliance with restrictions contained in our unsecured bank credit facilities and our senior notes indentures. All distributions are made at the discretion of our board of directors and our future distributions will depend upon our earnings, our cash flows, our anticipated cash flows, our financial condition, maintenance of our REIT tax status and such other factors as our board of directors may deem relevant from time to time. There are no assurances of our ability to pay distributions in the future. In addition, our distributions in the past have included, and may in the future include, a return of capital.

A downgrade of our credit rating could impair our ability to obtain additional debt financing on favorable terms, if at all, and significantly reduce the trading price of our common stock.

We currently have the lowest investment grade credit ratings of Baa3 from Moody’s Investors Service and BBB- from Standard & Poor’s Ratings Services and Fitch Ratings on our senior unsecured debt securities. If any of these rating agencies downgrade our credit rating, or place our rating under watch or review for possible downgrade, this could make it more difficult or expensive for us to obtain additional debt financing, and the trading price of our common stock will likely decline. Factors that may affect our credit rating include, among other things, our financial performance, our success in raising sufficient equity capital, our capital structure and level of indebtedness and pending or future changes in the regulatory framework applicable to our operators and our industry. We cannot assure you that these credit agencies will not downgrade our credit rating in the future.

We have now, and may have in the future, exposure to floating interest rates, which can have the effect of reducing our profitability.

We receive revenue primarily by leasing our assets under leases that are long-term triple-net leases in which the rental rate is generally fixed with annual rent escalations, subject to certain limitations. Certain of our debt obligations are floating-rate obligations with interest rate and related payments that vary with the movement of LIBOR or other indexes. The generally fixed rate nature of our revenue and the variable rate nature of certain of our interest obligations create interest rate risk and could have the effect of reducing our profitability or making our lease and other revenue insufficient to meet our obligations.

Unforeseen costs associated with investments in new properties could reduce our profitability.

Our business strategy contemplates future investments that may not prove to be successful. For example, we might encounter unanticipated difficulties and expenditures relating to any acquired properties, including the Acquisition, such as contingent liabilities, and newly acquired properties might require significant management attention that would otherwise be devoted to our ongoing business. If we issue equity securities or incur additional debt, or both, to finance future investments, it may reduce our per share financial results and/or increase our leverage. If we pursue new development projects, such projects would be subject to numerous risks, including risks of construction delays or cost overruns that may increase project costs, and new project commencement risks such as receipt of zoning, occupancy and other required governmental approvals and permits. Moreover, if we agree to provide funding to enable health care operators to build, expand or renovate facilities on our properties and the project is not completed, we could be forced to become involved in the development to ensure completion or we could lose the property. These costs may negatively affect our results of operations.

We may recognize losses on the sale of certain facilities.

From time to time, we classify certain facilities, including unoccupied buildings and land parcels, as assets held for sale. For example, as of March 31, 2006, assets held for sale totaled approximately $1.5 million. To the extent we are unable to sell these properties for book value, we may be required to take an impairment charge or loss on the sale, either of which would reduce our net income.

We may face competitive risks related to reinvestment of sale proceeds.

From time to time, we will have cash available from (1) the proceeds of sales of our securities, (2) principal payments on our loans receivable and (3) the sale of properties, including non-elective dispositions, under the terms of master leases or similar financial support arrangements. In order to maintain our current financial results, we must re-invest these proceeds, on a timely basis, in health care investments. We compete for real estate investments with a broad variety of potential investors. This competition for attractive investments may negatively affect our ability to make timely investments on terms acceptable to us. Delays in acquiring properties may negatively impact revenues and perhaps our ability to make distributions to stockholders.

Our success depends in part on our ability to retain key personnel.

We depend on the efforts of our executive officers, particularly our Chief Executive Officer, Mr. Douglas M. Pasquale, and our Senior Vice Presidents, Mr. Donald D. Bradley and Mr. Abdo H. Khoury. The loss of the services of these persons or the limitation of their availability could have an adverse impact on our operations. Although we have entered into employment and/or security agreements with certain of these executive officers, these agreements may not assure their continued service.

As owners of real estate, we are subject to environmental laws that expose us to the possibility of having to pay damages to the government and costs of remediation if there is contamination on our property.

Under various laws, owners of real estate may be required to investigate and clean up hazardous substances present at a property, and may be held liable for property damage or personal injuries that result from environmental contamination. These laws also expose us to the possibility that we become liable to reimburse the government for damages and costs it incurs in connection with the contamination, regardless of whether we were aware of, or responsible for, the environmental contamination. We review environmental surveys of the facilities we own prior to their purchase. Based upon those surveys we do not believe that any of our properties are subject to material environmental contamination. However, environmental liabilities may be present in our properties and we may incur costs to remediate contamination that could have a material adverse effect on our business or financial condition.

If the holders of our medium-term notes exercise their rights to require us to repurchase their securities, we may have to make substantial payments, incur additional debt or issue equity securities to finance the repurchase.

Some of our medium-term notes grant the holders the right to require us, on specified dates, to repurchase their securities at a price equal to the principal amount of the notes to be repurchased plus accrued and unpaid interest. If the holders of these securities elect to require us to repurchase their securities, we may be required to make significant payments, which would adversely affect our liquidity. Alternatively, we could finance the repurchase through the issuance of additional debt securities, which may have terms that are not as favorable as the notes we are repurchasing, or equity securities, which will dilute the interests of our existing stockholders.

Our level of indebtedness may adversely affect our financial results.

As of March 31, 2006, we had total consolidated indebtedness of approximately $1.2 billion and total assets of approximately $2.1 billion. In connection with the Acquisition and after giving effect to the Equity Issuance, we incurred additional indebtedness of approximately $220 million, and we expect to incur additional indebtedness in the future. The risks associated with financial leverage include:

•	increasing our sensitivity to general economic and industry conditions;

•	limiting our ability to obtain additional financing on favorable terms;

•	requiring a substantial portion of our cash flow to make interest and principal payments due on our indebtedness;

•	a possible downgrade of our credit rating; and

•	limiting our flexibility in planning for, or reacting to, changes in our business and industry.

The market price of our common stock has fluctuated, and could fluctuate significantly.

Market volatility may adversely affect the market price of our common stock. As with other publicly traded securities, the trading price of our common stock depends on several factors, many of which are beyond our control, including: general market and economic conditions; prevailing interest rates; the market for similar securities issued by other REITs; our credit rating; and our financial condition and results of operations.

A decision by any of our significant stockholders to sell a substantial amount of our common stock could depress our stock price. Based on filings with the Securities and Exchange Commission, or SEC, and shareholder reporting services, as of March 31, 2006, four of our stockholders owned at least five percent of our common stock and held an aggregate of approximately 34.8% of our common stock. A decision by any of these stockholders to sell a substantial amount of our common stock could depress the trading price of our common stock.

Holders of our outstanding preferred stock have rights that are senior to the rights of holders of our common stock, have significant influence over our affairs, and their interests may differ from those of our other stockholders.

Our board of directors has the authority to designate and issue preferred stock that may have dividend, liquidation and other rights that are senior to those of our common stock. As of March 31, 2006, 900,485 shares of our Series A cumulative preferred step-up REIT securities and 1,064,500 shares of our Series B cumulative convertible preferred stock were outstanding. Holders of our preferred stock are entitled to cumulative dividends before any dividends may be declared or set aside on our common stock, subject to limited exceptions. Upon our voluntary or involuntary liquidation, dissolution or winding up, before any payment is made to holders of our common stock, holders of our preferred stock are entitled to receive a liquidation preference of $100 per share, plus any accrued and unpaid distributions. This will reduce the remaining amount of our assets, if any, available to distribute to holders of our common stock. In addition, holders of our preferred stock have the right to elect two additional directors to our board of directors if six quarterly preferred dividends are in arrears.

We funded a portion of the Acquisition with borrowings under the Bridge Facility. If we are unable to repay this indebtedness, it could have a negative effect on our financial condition.

We entered into our $200 million Bridge Facility to fund a portion of the Acquisition. The terms thereof will require us to repay such amount no later than September 12, 2006. If we are unable to refinance or repay such amount outstanding under the Bridge Facility by that date, either through this offering, borrowings under the Credit Facility, the issuance of additional equity or debt securities or with cash on hand, if any, such failure would be an event of default under the credit agreement that governs the Bridge Facility. No assurance can be given that any refinancing, additional financing or sale of equity or debt securities will be possible when needed or that we will be able to negotiate acceptable terms. In addition, our access to capital is affected by prevailing conditions in the financial and capital markets and other factors beyond our control. There can be no assurance that market conditions will be favorable at the times that we require new or additional financing.

Compliance with changing regulation of corporate governance and public disclosure may result in additional expenses.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations and New York Stock Exchange rules, are creating uncertainty for companies such as ours. These new or changed laws, regulations and standards are subject to varying interpretations in many cases due to their lack of specificity, and as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies, which could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We are committed to maintaining high standards of corporate governance and public disclosure. As a result, our efforts to comply with evolving laws, regulations and standards have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. In particular, our efforts to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our required assessment of our internal controls over financial reporting and our external auditors’ audit of that assessment has required the commitment of significant financial and managerial resources.

We expect these efforts to require the continued commitment of significant resources. Further, our board members, chief executive officer and chief financial officer could face an increased risk of personal liability in connection with the performance of their duties. As a result, we may have difficulty attracting and retaining qualified board members and executive officers, which could harm our business. If our efforts to comply with new or changed laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, our reputation may be harmed.

Our charter and bylaws and the laws of the state of our incorporation contain provisions that may delay, defer or prevent a change in control or other transactions that could provide stockholders with the opportunity to realize a premium over the then-prevailing market price for our common stock.

In order to protect us against the risk of losing our REIT status for U.S. federal income tax purposes due to a rule that prevents five or fewer individuals from owning more than 50% of a REIT’s stock, our charter prohibits the ownership by any single person of more than 9.9% of the issued and outstanding shares of our voting stock. We have the right to redeem shares acquired or held in excess of the ownership limit. In addition, any acquisition of our common stock or preferred stock that would result in our disqualification as a REIT is null and void. The ownership limit may have the effect of delaying, deferring or preventing a change in control of our company and could adversely affect our stockholders’ ability to realize a premium over the market price for the shares of our common stock. Our board of directors has increased the ownership limit to 20% with respect to one of our stockholders, Cohen & Steers Capital Management, Inc. As of March 31, 2006, Cohen & Steers Capital Management, Inc. beneficially owned 7,919,200 of our shares, or approximately 11.5% of our common stock.

Our charter authorizes us to issue additional shares of common stock and one or more series of preferred stock and to establish the preferences, rights and other terms of any series of preferred stock that we issue. Although our board of directors has no intention to do so at the present time, it could establish a series of preferred stock that could delay, defer or prevent a transaction or a change in control that might involve the payment of a premium over the market price for our common stock or otherwise be in the best interests of our stockholders.

In addition, the laws of our state of incorporation and the following provisions of our charter may delay, defer or prevent a transaction that may be in the best interests of our stockholders.

•	In certain circumstances, a proposed consolidation, merger, share exchange or transfer must be approved by two-thirds of the votes of our preferred stockholders entitled to be cast on the matter;

•	business combinations must be approved by 90% of the outstanding shares unless the transaction receives a unanimous vote or consent of our board of directors or is a combination solely with a wholly owned subsidiary; and

•	the classification of our board of directors into three groups, with each group of directors being elected for successive three-year terms, may delay any attempt to replace our board.

As a Maryland corporation, we are subject to provisions of the Maryland Business Combination Act (“MBCA”) and the Maryland Control Share Act (“MCSA”). The MBCA may prohibit certain future acquirors of 10% or more of our stock (entitled to vote generally in the election of directors) and their affiliates from engaging in business combinations with us for a period of five years after such acquisition, and then only upon recommendation by the board of directors with (1) a stockholder vote of 80% of the votes entitled to be cast (including two-thirds of the stock not held by the acquiror and its affiliates) or (2) if certain stringent fair price tests are met. The MCSA may cause acquirers of stock at levels in excess of 10%, 33% or 50% of the voting power of our stock to lose the voting rights of such stock unless voting rights are restored by vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding votes of stock held by the acquiring stockholder and our officers and employee directors.

Description of notes

The notes will be issued as a separate series of our senior unsecured debt securities designated as and issued under an indenture (the “indenture”), to be entered into between us and J.P. Morgan Trust Company, N.A., as trustee (the “trustee”). The notes are initially limited to $250,000,000 aggregate principal amount. The following description of some of the particular terms of the notes offered by this prospectus supplement supplements, and, to the extent inconsistent with the accompanying prospectus, replaces, the general terms and provisions of the debt securities set forth in the accompanying prospectus. The following summary of certain provisions of the notes and of the indenture is not complete and is qualified in its entirety by reference to the indenture, the form of which has been filed as an exhibit to the registration statement of which this prospectus supplement and the accompanying prospectus are a part and is incorporated herein by reference. Capitalized terms used but not defined in this prospectus supplement or the accompanying prospectus have the meanings given to them in the indenture.

General

The notes will be our unsecured obligations and will rank pari passu with all of our other unsecured and unsubordinated indebtedness from time to time outstanding. The notes will be fixed rate notes, will mature on July     ,                      and will bear interest from July     , 2006, at the rate of     % per annum. Interest on the notes will be payable semiannually in arrears on January          and July          of each year, commencing on January     , 2007, to persons in whose names the notes are registered in the security register applicable to the notes on the close of business on the fifteenth day (whether or not a business day) immediately preceding the related interest payment date. Interest on the notes will be computed on the basis of a 360-day year of twelve 30-day months. Principal and interest payable with respect to the notes will be payable at the office or agency maintained by us for such purpose in Dallas, Texas, which shall initially be JPMorgan Trust Company, N.A., 2001 Bryan Street, Dallas, Texas 75201. If notes are issued in definitive certificated form, they will be payable at the office or agency maintained by us for such purpose in the Borough of Manhattan, The City of New York. Notices or demands to or upon us in respect of the notes and the indenture may be served at the office or agency maintained by us for such purpose, which shall initially be, JPMorgan Trust Company, N.A., 2001 Bryan Street, Dallas, Texas 75201. Payments of principal of, and premium, if any, and interest on the notes will be made by us through the trustee to The Depositary Trust Company.

The notes are not subject to any sinking fund payments. The notes are subject to redemption at our option and are not subject to repayment or repurchase by us at the option of holders of the notes. See “—Optional redemption” below. The notes will be denominated in U.S. dollars and we will pay principal and interest in U.S. dollars. The notes will be issued only in fully registered form without interest coupons, in denominations of $1,000 or integral multiples of $1,000. The notes will be evidenced by a global note (the “Global Note”) in book-entry form, except under the limited circumstances described below under “—Book-entry system.”

Payment and paying agents

Payment of principal of and premium, if any, and interest on the notes will be made at the office of a paying agent or paying agents as we may designate from time to time, except that at our option, payment of any interest may be made by check mailed to the address of the person entitled thereto as such address shall appear in the security register. Unless otherwise indicated, payment of any installment of interest on a note will be made to the person in whose name such note is registered at the close of business on the regular record date for such interest.

The trustee, acting through its corporate trust office, will be designated as our sole paying agent for payments with respect to the notes. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts, except that we will be required to maintain a paying agent in each place of payment for the notes. All monies paid by us to a paying agent for the payment of principal of or premium, if any, or interest on the notes which remain unclaimed at the end of two years after such principal, premium or interest shall have become due and payable will be either delivered by the paying agent to applicable escheatment authorities in accordance with the paying agent’s customary procedures or repaid to us, and the holder of any such notes will thereafter look only to us for payment thereof.

Further issuances

We may, from time to time, without notice to or the consent of the holders of the notes, increase the principal amount of this series of notes under the indenture and issue such increased principal amount (or any portion thereof), in which case any additional notes so issued will have the same form and terms (other than the date of issuance and, under certain circumstances, the date from which interest thereon will begin to accrue), and will carry the same right to receive accrued and unpaid interest, as the notes previously issued, and such additional notes will form a single series with the notes.

Optional redemption

The notes may be redeemed in whole at any time or in part from time to time, at our option, at a redemption price equal to the greater of:

•	100% of the principal amount of the notes then outstanding to be redeemed; or

•	the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (not including any portion of such payments of interest accrued to the date of redemption) discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable treasury rate plus basis points plus, in each case, accrued and unpaid interest on the principal amount being redeemed to the redemption date.

“treasury rate” means, with respect to any redemption date:

•	the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded U.S. Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the comparable treasury issue (if no maturity is within three months before or after the remaining life (as defined below), yields for the two published maturities most closely corresponding to the comparable treasury issue will be determined and the treasury rate will be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month); or

•	if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semiannual equivalent yield to maturity of the comparable treasury issue, calculated using a price for the comparable treasury issue (expressed as a percentage of its principal amount) equal to the comparable treasury price for such redemption date.

The treasury rate will be calculated on the third business day preceding the date fixed for redemption.

“comparable treasury issue” means the U.S. Treasury security selected by an independent investment banker as having a maturity comparable to the remaining term (“remaining life”) of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining life of such notes.

“comparable treasury price” means (1) the average of four reference treasury dealer quotations for such redemption date, after excluding the highest and lowest reference treasury dealer quotations, or (2) if the independent investment banker obtains fewer than four such reference treasury dealer quotations, the average of all such quotations.

“independent investment banker” means either J.P. Morgan Securities Inc. or Banc of America Securities LLC, as specified by us, or, if these firms are unwilling or unable to select the comparable treasury issue, an independent investment banking institution of national standing appointed by us.

“reference treasury dealer” means (1) J.P. Morgan Securities Inc. and Banc of America Securities LLC and their respective successors; provided, however, that if either of the foregoing shall cease to be a primary U.S. government securities dealer in New York City (a “primary treasury dealer”), we will substitute therefor another primary treasury dealer and (2) any two other primary treasury dealers selected by us after consultation with the independent investment banker.

“reference treasury dealer quotations” means, with respect to each reference treasury dealer and any redemption date, the average, as determined by the independent investment banker, of the bid and asked prices for the comparable treasury issue (expressed in each case as a percentage of its principal amount) quoted in writing to the independent investment banker at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

We will mail a notice of redemption to each holder of notes to be redeemed by first-class mail at least 30 and not more than 60 days prior to the date fixed for redemption. Unless we default on payment of the redemption price, on or after the applicable redemption date interest will cease to accrue on the notes or portions thereof called for redemption on such redemption date. If fewer than all of the notes are to be redeemed, the trustee will select, not more than 60 days prior to the redemption date, the particular notes or portions thereof for redemption from the outstanding notes not previously called by such method as the trustee deems fair and appropriate.

Covenants

The holders of the notes shall have the benefit of the following covenants:

•	The Company will at all times maintain Total Unencumbered Assets of not less than 150% of the aggregate outstanding principal amount of the Unsecured Debt of the Company and its Subsidiaries (as defined in the indenture) on a consolidated basis.

•	The Company will not create, assume, incur, or otherwise become liable in respect of, any Indebtedness if the aggregate outstanding principal amount of Indebtedness of the Company and its consolidated Subsidiaries is, at the time of such creation, assumption or incurrence and after giving effect thereto and to any concurrent transactions, greater than 60% of the sum of (i) Total Assets of the Company and its consolidated Subsidiaries as of the end of the calendar year or quarter covered in the Company’s Annual Report on Form 10-K or Quarterly Report on Form 10-Q, as the case may be, most recently filed with the SEC (or, if such filing is not permitted under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with the trustee) prior to the incurrence of such additional Indebtedness and (ii) the purchase price of any real estate assets or mortgages receivable acquired, and the amount of any securities offering proceeds received (to the extent that such proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce Indebtedness), by the Company or any Subsidiary since the end of such calendar quarter, including those proceeds obtained in connection with the incurrence of such additional Indebtedness.

•	The Company will not incur any Indebtedness if, on a consolidated basis, the Interest Coverage Ratio on the date on which such additional Indebtedness is to be incurred, on a pro forma basis, after giving effect to the incurrence of such Indebtedness and to the application of the proceeds thereof would have been less than 1.50 to 1.00.

•	The Company will not pledge or otherwise subject to any Lien, any of its Property or assets; provided, however, that such covenant will not apply to Liens securing obligations which do not in the aggregate at any one time outstanding exceed 40% of the sum of (i) the Total Assets of the Company and its consolidated Subsidiaries as of the end of the calendar year or quarter covered in the Company’s Annual Report on Form 10-K or Quarterly Report on Form 10-Q, as the case may be, most recently filed with the SEC (or, if such filing is not permitted under the Exchange Act, with the trustee) prior to the incurrence of such additional Liens and (ii) the purchase price of any real estate assets or mortgages receivable acquired, and the amount of any securities offering proceeds received (to the extent that such proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce Indebtedness), by the Company or any Subsidiary since the end of such calendar quarter, including those proceeds obtained in connection with the incurrence of such additional Liens.

The covenants set forth above are solely for the benefit of holders of the notes offered hereby and do not apply to any notes previously issued and outstanding prior to the date hereof.

Events of default, notice and waiver

The indenture describes specific “events of default” with respect to the notes. Such “events of default” include:

•	default in the payment of any installment of interest payable on the notes, and continuance of such default for a period of 30 days;

•	default in the payment of principal of (or premium, if any, on) the notes at their maturity;

•	default in the performance or breach of any other covenant or warranty of the Company contained in the indenture (other than a covenant or warranty added to the indenture solely for the benefit of a series of debt securities issued thereunder other than the notes), continued for a period of 60 days after written notice has been provided to the Company as provided in the indenture; and

•	certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of the Company or its Property.

If an event of default under the indenture with respect to the notes occurs and is continuing, then the trustee or the holders of not less than 25% of the principal amount of the notes may declare the principal amount of all the notes to be due and payable immediately by written notice thereof to the Company (and to the trustee if given by the holders). However, at any time after such a declaration of acceleration with respect to the notes has been made, but before a judgment or decree for payment of the money due has been obtained by the trustee, the holders of not less than a majority in principal amount of the notes may rescind and annul such declaration and its consequences if:

•	the Company shall have deposited with the trustee all required payments of the principal of (and premium, if any) and interest on the notes, plus certain fees, expenses, disbursements and advances of the trustee; and

•	all events of default, other than the non-payment of accelerated principal (or specified portion thereof), with respect to the notes have been cured or waived as provided in the indenture.

The indenture also provides that the holders of not less than a majority in principal amount of the notes may waive any past default with respect to the notes and its consequences, except a default:

•	in the payment of the principal of (or premium, if any) or interest on the notes; or

•	in respect of a covenant or provision contained in the indenture that cannot be modified or amended without the consent of the holder of each note.

The trustee will be required to give notice to the holders of the notes within 90 days of a default under the indenture unless such default shall have been cured or waived; provided, however, that the trustee may withhold notice of any default (except a default in the payment of the principal of (or premium, if any) or interest) if the trustee in good faith determines such withholding to be in the interest of holders of the notes.

The indenture provides that no holders of notes may institute any proceedings, judicial or otherwise, with respect to the indenture or for any remedy thereunder, except in the case of failure of the trustee, for 60 days, to act after it has received a written request to institute proceedings in respect of an event of default from the holders of not less than a majority in principal amount of the notes, as well as the furnishing of indemnity reasonably satisfactory to it. This provision will not prevent, however, any holder of notes from instituting suit for the enforcement of payment of the principal of (and premium, if any) and interest on such notes at the respective due dates thereof.

Subject to provisions in the indenture relating to its duties in case of default, the trustee will not be under any obligation to exercise any of its rights or powers under the indenture at the request or direction of any holders of any notes then outstanding under the indenture, unless such holders shall have furnished to the trustee reasonable security or indemnity. The holders of not less than a majority in principal amount of the notes shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or of exercising any trust or power conferred upon the trustee. However, the trustee may refuse to follow any direction which is in conflict with any law or the indenture, which may involve the trustee in personal liability or which may be unduly prejudicial to the holders of notes not joining therein.

Within 120 days after the close of each fiscal year, the Company will be required to deliver to the trustee a certificate, signed by one of several specified officers, stating whether or not such officer has knowledge of any default under the indenture and, if so, specifying each such default and the nature and status thereof.

Modification

Modifications and amendments of the indenture may be made by the Company and the trustee, with the consent of the holders of not less than a majority in principal amount of the notes, provided that no such modification or amendment may, without the consent of each holder:

•	change the stated maturity date of the principal of (or premium, if any) or any installment of interest on the notes;

•	reduce the principal amount of (or premium, if any) or the interest on the notes;

•	change the place or currency of payment of principal of (or premium, if any) or interest on the notes;

•	impair the right to institute suit for the enforcement of any such payment on or with respect to the notes;

•	reduce the above-stated percentage of holders of notes necessary to modify or amend the indenture; or

•	modify the foregoing requirements or reduce the percentage of outstanding notes necessary to waive compliance with certain provisions of the indenture or for waiver of certain defaults.

The indenture also contains provisions permitting us and the trustee, without notice to or the consent of the holders of the notes, to modify or amend the indenture in order to, among other things:

•	evidence the succession of another person to the Company and the assumption by any such successor of the covenants of the Company under the indenture and in the notes;

•	add to the events of default or the covenants of the Company for the benefit of the holders of the notes or to surrender any right or power of the Company under the indenture;

•	change or eliminate any of the provisions of the indenture, provided that any such change or elimination shall become effective only when there are no notes outstanding prior to such amendment or supplement and entitled to the benefit of such provision;

•	secure any notes;

•	cure any ambiguity, correct or supplement any provision of the indenture which may be defective or inconsistent with any other provision contained therein, or make any other provisions with respect to matters or questions arising under the indenture;

•	modify, eliminate or add to the provisions of the indenture to such extent as shall be necessary to effect the qualification of the indenture under the Trust Indenture Act of 1939 and add to the indenture such other provisions as may be expressly required under the Trust Indenture Act of 1939; and

•	amend or supplement any provision of the indenture, provided that no such amendment or supplement shall materially adversely affect the interests of holders of any notes then outstanding.

A record date may be set for any act of the holders with respect to consenting to any amendment.

Satisfaction and discharge of indenture

The indenture (except for certain specified surviving obligations including, among other things, our obligation to pay the principal of, and premium, if any, and interest on the notes) will be discharged with respect to the notes which are due and payable or will become due and payable at maturity or redemption within one year upon the satisfaction of certain conditions, including the payment in full of the principal of, and premium, if any, and interest on all of the notes or the deposit with the trustee of an amount in cash or United States government obligations sufficient for such payment or redemption, in accordance with the indenture.

Defeasance

The Company may terminate certain of its obligations under the indenture with respect to the notes, including its obligations to comply with the restrictive covenants set forth in the indenture with respect to the notes, on the terms and subject to the conditions contained in the indenture, by depositing in trust with the trustee cash or United States government obligations sufficient to pay the principal of, and premium, if any, and interest on the notes to their maturity in accordance with the terms of the indenture and the notes. In such event, the trustee will receive from the Company an opinion of counsel stating that such deposit and termination will not have any U.S. federal income tax consequences to the holders.

Regarding the trustee

The indenture contains certain limitations on the right of the trustee, should it become our creditor, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee is permitted to engage in other transactions with us; provided, however, that if the trustee acquires any conflicting interest it must eliminate such conflict or resign.

The indenture provides that, in case an event of default has occurred and is continuing, the trustee is required to use the degree of care and skill of a prudent person in the conduct of his or her own affairs in the exercise of its rights and powers.

J.P. Morgan Trust Company, N.A. is the trustee under the indenture. An affiliate of the trustee is a lender under our unsecured bank credit facilities. In addition, J.P. Morgan Trust Company, N.A. is trustee under other indentures relating to our outstanding debt securities. JPMorgan Chase & Co. (“JPMorgan”) has entered into an agreement with The Bank of New York Company, Inc. (“BNY”) pursuant to which JPMorgan intends to exchange portions of its corporate trust business, including municipal and corporate trusteeships, for BNY’s consumer, small business and middle market banking businesses. This transaction has been approved by both companies’ boards of directors and is subject to regulatory approvals. It is expected to close in the late third quarter or fourth quarter of 2006.

Certain definitions

“Capital Lease” means at any time any lease of Property which, in accordance with U.S. generally accepted accounting principles, would at such time be required to be capitalized on a balance sheet of the lessee.

“Capital Lease Obligation” means at any time the amount of the liability in respect of a Capital Lease which, in accordance with U.S. generally accepted accounting principles, would at such time be required to be capitalized on a balance sheet of the lessee.

“Debt,” when used with respect to any Person means (i) its indebtedness, secured or unsecured, for borrowed money; (ii) liabilities secured by any Lien existing on Property owned by such Person; (iii) Capital Lease Obligations, and the present value of all payments due under any arrangement for retention of title (discounted at a rate per annum equal to the interest borne by the notes and compounded semi-annually) if such arrangement is in substance an installment purchase or an arrangement for the retention of title for security purposes; and (iv) guarantees of obligations of the character specified in the foregoing clauses (i), (ii) and (iii) to the full extent of the liability of the guarantor (discounted to the present value, as provided in the foregoing clause (iii), in the case of guarantees of title retention arrangements).

“EBITDA” means, for any period, with respect to the Company and its Subsidiaries on a consolidated basis, determined in accordance with U.S. generally accepted accounting principles, the sum of net income (or net loss) for such period plus the sum of all amounts treated as expenses for: (a) interest, (b) depreciation, (c) amortization, (d) all accrued taxes on or measured by income to the extent included in the determination of such net income (or net loss) and (e) any noncash charge resulting from a change in accounting principles; provided, however, that net income (or net loss) shall be computed without giving effect to extraordinary losses or gains and without taking into account any provision for gains, losses or impairments on properties.

“Funded Indebtedness,” when used with respect to any Person, means as of any date of determination thereof, (i) its Indebtedness, determined in accordance with U.S. generally accepted accounting principles, which by its terms matures more than one year after the date of calculation, and any such Indebtedness maturing within one year from such date which is renewable or extendable at the option of the obligor to a date more than one year from such date, and (ii) the current portion of all such Indebtedness.

“Indebtedness,” when used with respect to any Person, means all Debt incurred by such Person.

“Interest Coverage Ratio” as of any date means the ratio of (a) EBITDA to (b) Interest Expense; all of the foregoing calculated by reference to the immediately preceding four fiscal quarters of the Company most recently ended prior to such date of determination.

“Interest Expense” means, for any period, with respect to the Company and its Subsidiaries on a consolidated basis, the sum of all interest in respect of Indebtedness of the Company accrued during such period.

“Lien” means any interest in Property securing an obligation owed to, or a claim by, a Person (as defined in the indenture) other than the owner of the Property, whether such interest is based on the common law, statute or contract, and including but not limited to the security interest lien arising from a mortgage, encumbrance, pledge, conditional sale or trust receipt or a lease, consignment or bailment for security purposes. The term “Lien” shall include reservations, exceptions, encroachments, easements, rights-of-way, covenants, conditions, restrictions, leases and all other title exceptions and encumbrances affecting Property, but will not apply to (1) any liens securing the performance of any contract or undertaking of the Company not directly or indirectly in connection with the borrowing of Money (as defined in the indenture), obtaining of advances or credit or the securing of debts, if made and continuing in the ordinary course of business, (2) any lien in favor of the United States or any state thereof or the District of

Columbia, or any agency, department or other instrumentality thereof, to secure progress, advance, or other payments pursuant to any contract or provision of any statute, (3) mechanics’, materialmen’s, carriers’, or other like liens arising in the ordinary course of business (including construction of facilities) in respect of obligations which are not due or which are being contested in good faith, (4) any lien arising by reason of deposits with, or the giving of any form of security to, any governmental agency or any body created or approved by law or governmental regulation, which is required by law or governmental regulation as a condition to the transaction of any business, or the exercise of any privilege, franchise or license, (5) any liens for taxes, assessments or governmental charges or levies not yet delinquent, or liens for taxes, assessments or governmental charges or levies already delinquent but the validity of which is being contested in good faith, (6) liens (including judgment liens) arising in connection with legal proceedings so long as such proceedings are being contested in good faith and in the case of judgment liens, execution thereof is stayed, and (7) any extension, renewal or replacement (or successive extensions, renewals or replacements), as a whole or in part, of any lien referred to in the foregoing clauses (1) to (6) inclusive; provided, however, that the amount of any and all obligations and indebtedness secured thereby shall not exceed the amount thereof so secured immediately prior to the time of such extension, renewal or replacement and that such extension, renewal or replacement shall be limited to all or a part of the Property which secured the charge or lien so extended, renewed or replaced (plus improvements on such Property). For all purposes of the indenture, the Company shall be deemed to be the owner of any Property which it has acquired or holds subject to a conditional sale agreement, Capital Lease (as defined in the indenture) or other arrangement pursuant to which title to the Property has been retained by or vested in some other Person for security purposes.

“Property” means any interest in any kind of property or asset, whether real, personal or mixed, or tangible or intangible.

“Total Assets” means, on any date, the sum of (i) Undepreciated Real Estate Assets and (ii) all other assets of the Company and its Subsidiaries determined in accordance with U.S. generally accepted accounting principles (but excluding intangibles).

“Total Unencumbered Assets” means, on any date, the sum of (i) the value of those Undepreciated Real Estate Assets that are not subject to any Lien which secures Indebtedness for borrowed Money of any of the Company and its Subsidiaries and (ii) the value of all other assets of the Company and its Subsidiaries not subject to any Lien securing Indebtedness for borrowed Money of any of the Company and its Subsidiaries determined in accordance with U.S. generally accepted accounting principles (but excluding intangibles) after eliminating intercompany accounts and transactions.

“Undepreciated Real Estate Assets” means, on any date, the cost (original cost plus capital improvements) of any real estate assets of the Company and its Subsidiaries, before depreciation and amortization, determined on a consolidated basis in accordance with U.S. generally accepted accounting principles.

“Unsecured Debt” means, Funded Indebtedness less Indebtedness secured by Liens on the Property or assets of the Company and its Subsidiaries.

Book-entry system

The following are summaries of certain rules and operating procedures of The Depository Trust Company, or DTC, that affect the payment of principal, premium, if any, and interest and transfers of interests in the Global Note. Upon issuance, the notes will only be issued in the form of a Global Note which will be deposited with, or on behalf of, DTC and registered in the name of Cede & Co., as nominee of DTC. Unless and until it is exchanged in whole or in part for notes in definitive form under the limited circumstances described below, the Global Note may not be transferred except as a whole (1) by DTC to a nominee of DTC, (2) by a nominee of DTC to DTC or another nominee of DTC or (3) by DTC or any such nominee to a successor of DTC or a nominee of such successor.

Ownership of beneficial interests in a Global Note will be limited to persons that have accounts with DTC for the Global Note (“participants”) or persons that may hold interests through participants. Upon the issuance of the Global Note, DTC will credit, on its book-entry registration and transfer system, the participants’ accounts with the respective principal amounts of the notes represented by the Global Note beneficially owned by participants. Ownership of beneficial interests in the Global Note will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by DTC (with respect to interests of participants) and on the records of participants (with respect to interests of persons holding through participants). The laws of some states may require that certain purchasers of securities take physical delivery of the securities in definitive form. These laws may limit or impair the ability to own, transfer or pledge beneficial interests in the Global Note.

So long as DTC or its nominee is the registered owner of the Global Note, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the notes for all purposes under the indenture. Except as set forth below, owners of beneficial interests in the Global Note will not be entitled to have notes registered in their names, will not receive or be entitled to receive physical delivery of the notes in certificated form and will not be considered the registered owners or holders thereof under the indenture. Accordingly, each person owning a beneficial interest in the Global Note must rely on the procedures of DTC and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the indenture. We understand that under existing industry practices, if we request any action of holders of notes or if an owner of a beneficial interest in the Global Note desires to give or take any action that a holder of notes is entitled to give or take under the indenture, DTC would authorize the participants holding the relevant beneficial interests to give or take such action, and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners holding through them.

Principal, premium, if any, and interest payments on interests represented by the Global Note will be made to DTC or its nominee, as the case may be, as the registered owner of the Global Note. None of the Company, the trustee or any other agent of the Company or agent of the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership of interests in the Global Note or for maintaining, supervising or reviewing any records relating to beneficial ownership interests. We expect that DTC, upon receipt of any payment of principal, premium, if any, or interest in respect of the Global Note, will immediately credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the Global Note as shown on the records of DTC. We also expect that payments by participants to owners of beneficial interests in the

Global Note held through such participants will be governed by standing customer instructions and customary practice, as is now the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such participants.

The indenture provides that if (1) DTC notifies us that it is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered as such under the Exchange Act at any time when the depositary is required to be so registered in order to act as depositary for the notes and a successor depositary is not appointed within 90 days after we are so informed in writing, (2) we determine that the notes shall no longer be represented by the Global Note or (3) an Event of Default (as defined in the indenture) with respect to the notes has occurred and is continuing, we will issue the notes in definitive form in exchange for interests in the Global Note. Any notes issued in definitive form in exchange for interests in the Global Note will be registered in such name or names, and will be issued in denominations of $1,000 and such integral multiples of $1,000, as DTC shall instruct the trustee.

DTC has advised us that DTC is a limited-purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of its participants and to facilitate the clearance and settlement of transactions among its participants in these securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, some of which (and/or their representatives) own DTC. Access to the DTC book-entry system is also available to others, such as banks, brokers and dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

Certain U.S. federal income tax consequences

The following summary describes certain U.S. federal income tax considerations of importance to beneficial owners of the notes. Except where otherwise specifically noted, the summary applies only to initial purchasers of the notes that purchase the notes at their original issue price. The summary neither considers persons that hold notes indirectly through pass-through entities, nor addresses the special rules that may apply if the holder receives principal in installment payments if notes are called before the maturity date. The summary is based upon the U.S. Internal Revenue Code of 1986, as amended (the “Code”), the final and temporary Treasury regulations promulgated thereunder, and administrative rulings and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) or different interpretations. This summary does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to an investor’s decision to purchase the notes, nor any tax consequences arising under the laws of any state, locality, or foreign jurisdiction.

This summary is not intended to be applicable to all categories of investors, such as dealers in securities, banks, thrifts, or other financial institutions, insurance companies, regulated investment companies, tax-exempt organizations, U.S. expatriates, persons that hold the notes as part of a straddle, integrated transaction, conversion transaction, or hedge, persons that hedge any currency risks of holding the notes, persons deemed to sell notes under the constructive sale provisions of the Code, persons whose functional currency is other than the U.S. dollar, or persons that acquire or are deemed to have acquired notes in an exchange or for property other than cash, or holders subject to the alternative minimum tax, each of which may be subject to special rules. In addition, this discussion is limited to persons that hold the notes as “capital assets” (generally, property held for investment) within the meaning of Section 1221 of the Code. As used in this section, a “U.S. holder” is a beneficial owner of a note that is for U.S. federal income tax purposes:

•	An individual U.S. citizen or resident alien;

•	a corporation, or any other entity taxable as a corporation for U.S. federal income tax purposes, that was created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

As used herein, the term “non-U.S. holder” means any individual, corporation (or any other entity taxable as a corporation for U.S. federal income tax purposes), estate, or trust that is a beneficial owner of a note that is not a U.S. holder, and the term “ECI holder” means a non-U.S. holder whose ownership of a note is effectively connected with the conduct of a trade or business in the United States. If a partnership, or other entity treated as a partnership for U.S. federal income tax purposes, holds notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and upon the activities of the partnership. A partner in a partnership holding the notes, and such partnership, should consult their tax advisors regarding the tax consequences of their investment in the notes.

PERSONS CONSIDERING THE PURCHASE OF THE NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE APPLICATION OF U.S. FEDERAL TAX LAWS TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION.

U.S. federal income tax considerations for U.S. holders

Payments of interest

Interest on the notes generally will be taxable to a U.S. holder as ordinary interest income at the time it is accrued or received, in accordance with the U.S. holder’s usual method of accounting for tax purposes.

De minimis original issue discount

Assuming that the notes will be offered at slightly less than par, the notes will be issued with de minimis original issue discount. U.S. holders that purchase notes at original issuance will generally include such de minimis original issue discount in income, as capital gain, on a pro rata basis as principal payments are made on the notes.

Disposition of a note

Upon a sale, exchange, redemption, retirement or other disposition of a note, the U.S. holder of the note generally will recognize gain or loss equal to the difference between the amount realized and the U.S. holder’s adjusted tax basis in the note, except to the extent that gain or loss is attributable to accrued but unpaid interest, which will be taxable as such. A U.S. holder’s adjusted tax basis in its notes will generally equal the holder’s initial investment in the notes. The gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the note was held by the holder as a capital asset for more than one year. The deductibility of capital losses is subject to certain limitations. Prospective investors should consult their own tax advisors concerning the tax consequences of a sale, exchange, redemption, retirement or other disposition of notes.

Certain U.S. federal income tax considerations for Non-U.S. holders

U.S. withholding tax

Subject to the discussion of backup withholding below:

•	payments of principal of, and interest on, a note to a non-U.S. holder, other than an ECI holder, generally will not be subject to U.S. federal income or withholding tax if, in the case of interest,

(a)	the non-U.S. holder does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote,

(b)	the non-U.S. holder is not a controlled foreign corporation related to us through stock ownership, a bank receiving interest pursuant to a loan agreement entered into in the ordinary course of its trade or business or a foreign tax-exempt organization or a foreign private foundation for U.S. federal income tax purposes, and

(c)	prior to payment, a statement (generally made on a duly completed and properly executed Internal Revenue Service (“IRS”) Form W-8BEN (or a permitted substitute form)) is received certifying that the beneficial owner of the note is not a U.S. person.

However, if the requirements listed above are not satisfied, interest paid to a non-U.S. holder with respect to a note will generally be subject to U.S. withholding tax, generally at a rate of 30% (or a lower rate under an applicable tax treaty).

•	a non-U.S. holder of a note, other than an ECI holder, will not be subject to U.S. federal income or withholding tax on any gain realized on the sale, exchange, retirement or other disposition of the note unless the non-U.S. holder is an individual present in the United States for a total of 183 days or more during the taxable year in which the gain is realized and certain other conditions are met.

An ECI holder will generally be exempt from the withholding tax previously discussed and taxed as if the ECI holder were a U.S. holder, provided that the ECI holder timely provides a properly completed and duly executed copy of IRS Form W-8ECI. In addition, if an ECI holder is a corporation, it may be subject annually to a 30% branch profits tax on its “dividend equivalent amount” (within the meaning of the Code) for that year. The branch profits tax may be imposed at a reduced rate under the terms of an applicable tax treaty if the corporation qualifies for such reduced rate.

Backup withholding and information reporting

The amount of any interest paid on the notes in each calendar year and the amounts of tax withheld, if any, with respect to the payments, may be required to be reported to the IRS.

U.S. holders

A U.S. holder may be subject to backup withholding tax (currently at a rate of 28%) with respect to interest payments and gross proceeds from the sale, exchange, retirement or other disposition of notes unless (1) the U.S. holder is a corporation or comes within certain other exempt categories or (2) prior to payment, the U.S. holder provides an accurate taxpayer identification number and certifies as required on a duly completed and executed IRS Form W-9, and, in either case, the U.S. holder otherwise complies with the requirements of the backup withholding rules.

Non-U.S. holders

Non-U.S. holders that have provided the form and certifications mentioned under the heading “U.S. withholding tax” above or who have otherwise established an exemption will generally not be subject to backup withholding tax if neither we nor our agent has actual knowledge or reason to know that any information in that form or those certifications is unreliable or that the conditions of the exemption are in fact not satisfied. Amounts paid to ECI holders will, however, be subject to information reporting. Payments of interest on notes held by non-U.S. holders that are not ECI holders may also be required to be reported.

Payments of the proceeds from the sale of a note held by a non-U.S. holder that is not an ECI holder to or through a foreign office of a broker will not be subject to information reporting or backup withholding. However, information reporting, but not backup withholding, may apply to those payments if the broker is one of the following:

•	a U.S. person;

•	a controlled foreign corporation for U.S. tax purposes;

•	a foreign person 50 percent or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment was effectively connected with a U.S. trade or business; or

•	a foreign partnership with specified connections to the United States.

Payment of the proceeds from a sale of a note held by a non-U.S. holder that is not an ECI holder to or through the U.S. office of a broker is subject to information reporting and backup withholding unless the holder in question certifies as to its taxpayer identification number or otherwise establishes an exemption from information reporting and backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the holder’s U.S. federal income tax liability, provided that the required information is furnished to the IRS.

Certain U.S. federal income tax considerations of our REIT election

General

We have made an election to be taxed as a REIT under Sections 856 through 860 of the Code, commencing with our taxable year ending December 31, 1985. We believe that we are organized and have operated in such a manner as to qualify for taxation as a REIT under the Code and our proposed future method of operation will enable us to continue to so qualify. No assurances, however, can be given that we have operated in a manner so as to qualify as a REIT or that we will continue to operate in such a manner in the future. Qualification and taxation as a REIT depends on our ability to meet on a continuing basis, through actual annual operating results, distribution levels and diversity of stock ownership, the various qualification tests imposed under the Code on REITs, some of which are summarized below. While we intend to operate so that we qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in our circumstances, no assurance can be given that we satisfy the REIT tests or will continue to do so. See “Failure to qualify” below.

The sections of the Code relating to qualification and operation as a REIT, and the U.S. federal income tax treatment of a REIT and its securityholders, are highly technical and complex. The following discussion sets forth only the material aspects of those sections. This summary is qualified in its entirety by the applicable Code provisions, rules and regulations promulgated thereunder, and administrative and judicial interpretations thereof.

Taxation of our company

In any year in which we qualify as a REIT, in general, we will not be subject to U.S. federal income tax on that portion of our taxable income or capital gain that is distributed to stockholders. We will, however, be subject to tax at normal corporate rates upon any taxable income or capital gain not distributed.

Notwithstanding our qualification as a REIT, we may also be subject to taxation in certain other circumstances. If we should fail to satisfy the 75% or the 95% gross income test (as discussed below), and nonetheless maintain our qualification as a REIT because certain other requirements are met, we will be subject to a 100% tax on the greater of (i) the amount by which we fail the 75% test, or (ii) the excess of 90% (95% in taxable years beginning on or after January 1, 2005) of our gross income over the amount of such income attributable to sources that qualify under the 95% test, multiplied in either case by a fraction intended to reflect our profitability. We will also be subject to a tax of 100% on net income from “prohibited transactions” (which are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, other than foreclosure property) and, if we have (i) net income from the sale or other disposition of “foreclosure property” (generally, property acquired by reason of a default on indebtedness or a lease) which is held primarily for sale to customers in the ordinary course of business or (ii) other non-qualifying income from foreclosure property, we will be subject to tax on such income from foreclosure property at the highest corporate rate. If we should fail to distribute during each calendar year at least the sum of (i) 85% of our REIT ordinary income for such year, (ii) 95% of our REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior years, we would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. In addition, if we acquire any asset from a “C corporation” (that is, a corporation generally subject to the full corporate level tax) in a transaction in which the basis of the asset in our hands is determined by reference to the basis of the asset in the hands of the C corporation, and we recognized gain on the disposition of such asset during a ten-year period beginning on the date we acquired the asset, then the asset’s “built in” gain will be subject to tax at the highest regular corporate rate. We may also be subject to the corporate “alternative minimum tax” on our items of tax preference, as well as tax in certain situations not presently contemplated. If it is determined that amounts of certain income and expense were not allocated between us and a taxable REIT subsidiary on the basis of arm’s-length dealing, or to the extent we charge a taxable REIT subsidiary interest in excess of a commercially reasonable rate, we will be subject to a tax equal to 100% of such amounts. We use the calendar year for U.S. federal income tax purposes and for financial reporting purposes.

Requirements for qualification

To qualify as a REIT, we must elect to be so treated and must meet the requirements, discussed below, relating to our organization, sources of income, nature of assets, and distributions of income to stockholders.

Organizational Requirements.    The Code defines a REIT as a corporation, trust or association (1) which is managed by one or more trustees or directors; (2) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest; (3) which would be taxable as a domestic corporation, but for Sections 856 through 860 of the Code; (4) which is neither a financial institution nor an insurance company subject to certain provisions of the Code; (5) the beneficial ownership of which is held by 100 or more persons; (6) during the last half of each taxable year not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Code); and (7) which meets certain other tests, described below, regarding the nature of its income and assets. The Code provides that conditions (1) to (4), inclusive, must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. We are treated as having satisfied condition (6) if we comply with the regulatory requirements to request information from our shareholders regarding their actual ownership of our stock, and do not know, or exercising reasonable diligence would not have known, that we failed to satisfy such condition. If we fail to comply with these regulatory requirements for any such taxable year, we will be subject to a penalty of $25,000, or $50,000 if such failure was intentional. However, if our failure to comply was due to reasonable cause and not willful neglect, no penalties will be imposed. Our Amended and Restated Articles of Incorporation, as amended, provide for restrictions regarding transfer of our capital stock, in order (among other purposes) to assist us in continuing to satisfy the share ownership requirements described in (6) above.

Gross Income Tests.    In order for us to maintain our qualification as a REIT, there are two requirements relating to our gross income that must be satisfied annually. First, at least 75% of our gross income (excluding gross income from prohibited transactions) for each taxable year must consist of defined types of income derived directly or indirectly from investments relating to real property or mortgages on real property (including “rents from real property” and, in certain circumstances, interest) or temporary investment income. Second, at least 95% of our gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property and from dividends, other types of interest and gain from the sale or disposition of stock or securities or from any combination of the foregoing.

In the case of a REIT which is a partner in a partnership, Treasury regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to such share. In addition, the character of the assets and gross income of the partnership will retain the same character in the hands of the REIT for U.S. federal income tax purposes. Thus, our proportionate share of the assets, liabilities and items of income of the partnerships in which we have an interest will be treated as our assets, liabilities and items of income for purposes of applying the REIT requirements described herein.

Rents received by us will qualify as “rents from real property” in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. An amount received or accrued generally will not be excluded from the term “rents from real property” solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, the Code provides that rents received from a tenant generally will not qualify as “rents from real property” in satisfying the gross income tests if the REIT, or one or more owners of 10% or more of the REIT, directly or constructively, own in the aggregate 10% or more of such tenant. Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as “rents from real property.” Finally, for rents received to qualify as “rents from real property,” the REIT generally must not operate or manage the property or furnish or render services to the tenants of such property, other than through an independent contractor from whom the REIT derives no income, except that we may directly perform certain services other than services which are not “usually or customarily rendered” in connection with the rental space for occupancy only and are considered “rendered to the occupant” of the property. A de minimis amount of up to 1% of the gross income received by us from each property is permitted to be from the provision of non-customary services without disqualifying all other amounts received from such property as “rents from real property.” However, such de minimis amount itself will not qualify as “rents from real property” for purposes of the 75% and 95% gross income tests. In addition, we may furnish certain services (including “non-customary” services) through a taxable REIT subsidiary (“TRS”). A TRS includes a corporation other than a REIT in which a REIT directly or indirectly holds stock and that has made a joint election with the REIT to be treated as a TRS. A TRS is subject to U.S. federal income tax at regular corporate rates.

We typically do not provide services to any lessees under our leases, and to the extent that we provide services to any such lessee, we believe that any and all such services were and will be of the type usually or customarily rendered in connection with the rental of space for occupancy only, and therefore, that the provision of such services did not and will not cause the rents received with respect to properties or newly-acquired properties to fail to qualify as rents from real property for purposes of the 75% and 95% gross income tests. If we contemplate providing services in the future that reasonably might be expected not to meet the “usual or customary”

standard, we will arrange to have such services provided by an independent contractor from which we derive no income or by an affiliated entity that has elected TRS status. It is anticipated that, for purposes of the gross income tests, our investment in our leases will in major part give rise to qualifying income in the form of rents and gains on the sales of leased property.

If we fail to satisfy one or both of the 75% and 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for that year if we are entitled to relief under the Code. These relief provisions generally will be available if our failure to meet the tests is due to reasonable cause and not due to willful neglect, we attach a schedule of the sources of our income to our U.S. federal income tax return and any incorrect information on the schedule is not due to fraud with intent to evade tax. Effective for taxable years beginning January 1, 2005, these relief provisions generally will be available if our failure to meet the tests is due to reasonable cause and not due to willful neglect and if we satisfy certain specified filing and disclosure requirements set forth in the Code. It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. As discussed above in “Certain U.S. federal income tax considerations of our REIT election—Taxation of our company,” even if these relief provisions apply, a tax would be imposed with respect to our excess gross income reduced by approximated expenses.

Asset Tests.    At the close of each quarter of our taxable year, we must also satisfy four tests relating to the nature of our assets. First, at least 75% of the value of our total assets must be represented by real estate assets (including (i) our allocable share of real estate assets held by partnerships in which we own an interest and (ii) stock or debt instruments held for not more than one year purchased with the proceeds of an offering of our stock or long-term (at least five years) debt), cash, cash items and government securities. Second, not more than 25% of our total assets may be represented by securities other than those in the 75% asset class. Third, of the investments included in the 25% asset class, the value of any one issuer’s securities owned by us may not exceed 5% of the value of our total assets and we may not own more than 10% of the vote or value of any one issuer’s outstanding securities. Fourth, not more than 20% of the value of our total assets may be represented by securities of one or more TRSs. For purposes of the third asset test, the term “securities” does not include equity or debt securities of a TRS, mortgage loans that constitute real estate assets, other securities included in the 75% asset class above, or equity interests in a partnership. The term “securities,” however, generally includes debt securities issued by a partnership or another REIT. Certain exceptions, such as a “straight debt” exception, apply for purposes of the 10%-of-value test referred to above. Our investment in our leases will constitute qualified assets for purposes of the 75% asset test.

We will not lose our status as a REIT if we fail to satisfy the asset tests at the end of a quarter solely by reason of changes in the relative values of our assets. If the failure to satisfy the asset tests results from the acquisition of securities or other property during a quarter, the failure can be cured by a disposition of sufficient non-qualifying assets or acquisition of sufficient qualifying assets within 30 days after the close of that quarter. We intend to maintain adequate records of the value of our assets to ensure compliance with the asset tests and to take any available action within 30 days after the close of any quarter as may be required to cure any noncompliance with the asset tests. We cannot ensure that these steps always will be successful. If we fail to cure the noncompliance with the asset tests within this 30-day period, we could fail to qualify as a REIT.

In addition, effective for taxable years beginning January 1, 2005, we may avoid disqualification in the event of certain failures if (i) the failure was due to reasonable cause and not willful neglect, (ii) the failure is corrected, (iii) a penalty amount is paid, and (iv) other requirements are met; or the failure was de minimis and timely corrected.

Annual Distribution Requirements.    In order to qualify as a REIT, we are required to distribute dividends (other than capital gain dividends) to our stockholders in an amount at least equal to (A) the sum of (i) 90% of our REIT taxable income (computed without regard to the dividends paid deduction and our net capital gain) and (ii) 90% of the net income (after tax), if any, from foreclosure property, minus (B) the sum of certain items of noncash income. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for such year and if paid on or before the first regular dividend payment after such declaration. To the extent that we do not distribute all of our net capital gain or distribute at least 90%, but less than 100%, of our REIT taxable income, as adjusted, we will be subject to tax on the undistributed amount at regular ordinary and capital gains corporate tax rates, as applicable. We may designate all or a portion of our undistributed net capital gains as being includable in the income of our stockholders as gain from the sale or exchange of a capital asset, which stockholders would receive an increase in the basis of their stock in the amount of such income recognized. Such stockholders would also be treated as having paid their proportionate share of the capital gains tax imposed on us on such undistributed amounts and would receive a corresponding decrease in the basis of their stock. Furthermore, if we should fail to distribute during each calendar year at least the sum of (i) 85% of our REIT ordinary income for such year, (ii) 95% of our REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior periods, we would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. We have made and intend to make timely distributions sufficient to satisfy all annual distribution requirements.

It is possible that, from time to time, we may experience timing differences between (i) the actual receipt of income and actual payment of deductible expenses and (ii) the inclusion of that income and deduction of such expenses in arriving at our taxable income. Further, it is possible that, from time to time, we may be allocated a share of net capital gain attributable to the sale of depreciated property which exceeds our allocable share of cash attributable to that sale. Additionally, we may incur cash expenditures that are not currently deductible for tax purposes. As such, we may have less cash available for distribution than is necessary to meet our annual 90% distribution requirement or to avoid tax with respect to capital gain or the excise tax imposed on certain undistributed income. To meet the 90% distribution requirement necessary to qualify as a REIT or to avoid tax with respect to capital gain or the excise tax imposed on certain undistributed income, we may find it appropriate to arrange for short-term (or possibly long-term) borrowings or to pay distributions in the form of taxable stock dividends.

Under certain circumstances relating to any IRS audit adjustments that increase income, we may be able to rectify a failure to meet the distribution requirement for a year by paying “deficiency dividends” to stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends; however, we will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

Pursuant to applicable Treasury regulations, in order to be able to elect to be taxed as a REIT, we must maintain certain records and request certain information from our stockholders designed to disclose the actual ownership of our stock. We have complied and intend to continue to comply with such requirements.

Failure to qualify

If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, we will be subject to tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. Distributions to stockholders in any year in which we fail to qualify will not be deductible by us nor will they be required to be made. In such event, to the extent of current and accumulated earnings and profits, all distributions to stockholders will be taxable as ordinary income, and, subject to certain limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, we will also be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT. It is not possible to state whether in all circumstances we would be entitled to such statutory relief.

Tax aspects of our investments in partnerships

We hold direct or indirect interests in various partnerships (each individually a “Partnership” and, collectively, the “Partnerships”). In general, partnerships are “pass-through” entities that are not subject to U.S. federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership, and are potentially subject to tax thereon, without regard to whether the partners receive a distribution from the partnership. We will include our proportionate share of the foregoing items of the Partnerships for purposes of the various REIT income tests. See “Certain U.S. federal income tax considerations of our REIT election—Requirements for qualification—Gross Income Tests.” Moreover, for purposes of the REIT asset tests (see “Certain U.S. federal income tax considerations of our REIT election—Requirements for qualification—Asset Tests”), we will include our proportionate share of assets held by the Partnerships.

Other tax consequences

Possible legislative or other actions affecting tax consequences.    Prospective holders of our notes should recognize that the present federal income tax treatment of an investment in us may be modified by legislative, judicial or administrative action at any time and that any of these actions may affect investments and commitments previously made. The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the Treasury Department, resulting in revisions of regulations and revised interpretations of established concepts as well as statutory changes. Revisions in U.S. federal tax laws and interpretations thereof could adversely affect the tax consequences of an investment in us.

State and local taxes.    We may be required to pay tax in various state or local jurisdictions, including those in which we transact business. Our state and local tax treatment may not conform to the U.S. federal income tax consequences discussed above. Consequently, you should consult your tax advisors regarding the effect of state and local tax laws on an investment in the notes.

Underwriting

Under the terms and subject to the conditions in the underwriting agreement dated the date of this prospectus supplement we have agreed to sell to each of the underwriters named below, severally, and each of the underwriters has severally agreed to purchase, the principal amount of the notes set forth opposite its name below:

Underwriter	Principal Amount of Notes

J.P. Morgan Securities Inc.	$
Banc of America Securities LLC
Calyon Securities (USA), Inc.
Deutsche Bank Securities Inc.
KeyBanc Capital Markets, a Division of McDonald Investments Inc.
UBS Securities LLC
Wells Fargo Securities, LLC
LaSalle Financial Services, Inc.
Piper Jaffray & Co.
Wachovia Capital Markets, LLC

Total		$250,000,000

Under the terms and conditions of the underwriting agreement, if the underwriters take any of the notes, then the underwriters are obligated to take and pay for all of the notes.

The notes are a new issue of securities with no established trading market and will not be listed on any national securities exchange. The underwriters have advised us that they intend to make a market for the notes, but they have no obligation to do so and may discontinue market making at any time without providing any notice. No assurance can be given as to the liquidity of any trading market for the notes.

The underwriters initially propose to offer part of the notes directly to the public at the offering price described on the cover page and part to certain dealers at a price that represents a concession not in excess of       % of the principal amount of the notes. Any underwriter may allow, and any such dealer may reallow, a concession not in excess of       % of the principal amount of the notes to certain other dealers. After the initial offering of the notes, the underwriters may from time to time vary the offering price and other selling terms.

We have also agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments which the underwriters may be required to make in respect of any such liabilities.

In connection with the offering of the notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, the underwriters may overallot in connection with the offering of the notes, creating a syndicate short position. In addition, the underwriters may bid for, and purchase, notes in the open market to cover syndicate short positions or to stabilize the price of the notes. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the notes in the offering of the notes, if the syndicate repurchases previously distributed notes in syndicate covering transactions, stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the notes above independent market levels. The underwriters are not required to engage in any of these activities, and may end any of them at any time.

Expenses associated with this offering, to be paid by us, are estimated to be $400,000.

In the ordinary course of their respective businesses, certain of the underwriters and their affiliates have engaged, and may in the future engage, in commercial banking and/or investment banking transactions with us and our affiliates. Certain affiliates of certain of the underwriters are lenders under our Credit Facility, a portion of which is being repaid with the net proceeds of this offering.

As described under “Use of Proceeds,” we intend to use net proceeds from this offering to retire indebtedness. The underwriters or their affiliates may hold some of the indebtedness that we retire with the net proceeds of this offering and, as a result, may receive a portion of those net proceeds through the repayment of that indebtedness. Because more than 10% of the net proceeds of this offering may be paid to underwriters or affiliates of underwriters participating in this offering, this offering will be made in accordance with NASD Conduct Rule 2710(h).

Legal matters

O’Melveny & Myers LLP will pass upon the validity of the notes. Sidley Austin LLP will act as counsel for the underwriters. Paul C. Pringle, a partner at Sidley Austin LLP, owns 51,150 shares of our common stock.

Experts

The consolidated financial statements of Nationwide Health Properties, Inc. appearing in Nationwide Health Properties, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2005 (including the schedule appearing therein) and Nationwide Health Properties, Inc.’s management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon included therein, and incorporated herein by reference. Such financial statements and management’s assessment have been incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Hearthstone Assisted Living, Inc. as of December 31, 2005 incorporated by reference in this prospectus supplement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing in the Current Report on Form 8-K/A filed by Nationwide Health Properties, Inc. on June 30, 2006 and incorporated by reference herein, and are incorporated by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Incorporation of certain documents by reference

Statements contained in this prospectus supplement concerning the provisions of any documents are necessarily summaries of those documents, and each statement is qualified in its entirety by reference to the copy of the document filed with the SEC.

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to documents containing that information. The information incorporated by reference is considered to be part of this prospectus supplement, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the following documents filed by us with the SEC and any future filings we will make with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until this offering is complete or terminated:

•	our annual report on Form 10-K for the fiscal year ended December 31, 2005;

•	our quarterly report on Form 10-Q for the quarter ended March 31, 2006; and

•	our current reports on Form 8-K, filed with the SEC on January 17, 2006, March 28, 2006, April 3, 2006, May 19, 2006, June 6, 2006 and June 30, 2006.

We are not, however, incorporating by reference any documents or portions thereof, whether specifically listed above or filed in the future, that are not deemed “filed” with the SEC or any information furnished pursuant to Items 2.02 or 7.01 of Form 8-K or certain exhibits furnished pursuant to Item 9.01 of Form 8-K. You may request a copy of these filings, at no cost, by writing or calling us at the following address:

Nationwide Health Properties, Inc.

610 Newport Center Drive, Suite 1150

Newport Beach, California 92660

Attention: David Snyder

Telephone number: (949) 718-4400

You should rely only on the information incorporated by reference or provided in this prospectus supplement and the accompanying prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front cover of those documents.

PROSPECTUS

$1,250,000,000

Debt Securities

Preferred Stock

Common Stock

Securities Warrants

We may offer, from time to time, in one or more series:

•	debt securities;

•	warrants to purchase debt securities;

•	shares of our preferred stock;

•	warrants to purchase shares of our preferred stock;

•	shares of our common stock; and

•	warrants to purchase shares of our common stock.

The common stock warrants, the debt securities warrants and the preferred stock warrants are collectively referred to herein as the securities warrants. The debt securities, the preferred stock, the common stock and the securities warrants are collectively referred to herein as the securities. The securities will have an aggregate offering price of $1,250,000,000 and will be offered on terms to be determined at the time of offering. We will provide the specific terms of these securities in prospectus supplements to this prospectus prepared in connection with each offering. The prospectus supplement will also disclose whether the securities will be listed on a national securities exchange and if they are not to be listed, the possible effects thereof on their marketability. You should read this prospectus and the applicable prospectus supplement carefully before you invest in the securities.

Securities may be sold directly, through agents from time to time or through underwriters or dealers. If any agent or any underwriter is involved in the sale of the securities, the name of the agent or underwriter and any applicable commission or discount will be set forth in the accompanying prospectus supplement. See “Plan of Distribution.” The net proceeds we receive from the sale also will be set forth in the applicable prospectus supplement.

Our common stock is traded on the New York Stock Exchange under the symbol “NHP”. On August 25, 2005, the closing price of our common stock was $23.12.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus may not be used to consummate sales of securities unless accompanied by a prospectus supplement.

The date of this prospectus is August 25, 2005

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of the date of this prospectus.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the SEC utilizing a shelf registration process. Under this shelf process, we may sell any combination of the securities described in this prospectus in one or more offerings up to a total amount of $1,250,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add to or update other information contained in this prospectus. You should read both this prospectus and the accompanying prospectus supplement together with additional information described under the heading “Where You Can Find More Information” on page 20.

Whenever we refer herein to “NHP,” the “Company” or to “us” or use the terms “we” or “our,” we are referring to Nationwide Health Properties, Inc. and its subsidiaries, unless the context otherwise requires.

THE COMPANY

Nationwide Health Properties, Inc., a Maryland corporation incorporated on October 14, 1985, is a real estate investment trust (REIT) that invests primarily in healthcare related facilities and provides financing to healthcare providers.

We primarily make our investments by acquiring an ownership interest in facilities and leasing them to unaffiliated operators under “triple-net” “master” leases that pass all facility operating costs (including maintenance, repairs, taxes, insurance and capital expenditures) through to the tenant operator. In addition, but intentionally to a much lesser extent because we view the risks of this activity to be greater, from time to time we extend mortgage loans and other financing to operators. Currently, about 96% of our revenues are derived from our leases, with the remaining 4% from our mortgage loans and other financing.

At June 30, 2005, we had investments in 426 facilities located in 39 states. The facilities included 194 skilled nursing facilities, 216 assisted and independent living facilities, seven continuing care retirement communities, seven specialty hospitals and two assets held for sale.

Our facilities are operated by 72 different operators, including the following publicly traded companies: American Retirement Corporation, Beverly Enterprises, Inc., Emeritus Corporation, Extendicare, Inc., Genesis Healthcare, HEALTHSOUTH Corporation, Kindred Healthcare, Inc. and Sun Healthcare Group, Inc. Of the operators of our facilities, only Alterra Healthcare Corporation (Alterra) accounted for 10% or more of our revenues at June 30, 2005 or is expected to account for more than 10% of our revenues for the remainder of 2005.

At June 30, 2005, we had direct ownership of 180 skilled nursing facilities, 215 assisted and independent living facilities, six continuing care retirement communities, seven specialty hospitals and two assets held for sale. Substantially all of our owned facilities are leased under “triple-net” leases, which are accounted for as operating leases.

Our leases generally have initial terms ranging from five to 21 years with two or more multiple-year renewal options. We earn fixed monthly minimum rents and may earn periodic additional rents. The additional rent payments are generally computed as a percentage of facility revenues in excess of base amounts or as a percentage of the increase in the Consumer Price Index. Additional rents are generally calculated and payable monthly or quarterly. While the calculations and payments of additional rents contingent upon revenue are generally made on a quarterly basis, SEC Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements (SAB No. 101) does not allow for the recognition of this revenue until all possible contingencies have been eliminated. Most of our leases with additional rents contingent upon revenue are structured as quarterly calculations so that all contingencies for revenue recognition have been eliminated at each of our quarterly reporting dates. Also, the majority of our leases contain provisions that the total rent cannot decrease from one year to the next. Approximately 82% of our facilities are leased under master leases. In addition, the majority of our leases contain cross-collateralization and cross-default provisions tied to other leases with the same tenant, as well as grouped lease renewals and, if purchase options exist, grouped purchase options. Leases covering 338 facilities are backed by security deposits consisting of irrevocable letters of credit or cash, most of which cover from three to six months of initial monthly minimum rents. As of December 31, 2004, leases covering 153 facilities required the tenant to impound property taxes and leases covering 71 facilities required capital expenditure impounds. Under the terms of the leases, the tenant is responsible for all maintenance, repairs, taxes, insurance and capital expenditures for the leased properties.

At June 30, 2005, we held 13 mortgage loans secured by 14 skilled nursing facilities, one assisted and independent living facility and one continuing care retirement community. As of June 30, 2005, the mortgage loans receivable had a net book value of $78,082,000. The mortgage loans had individual outstanding balances ranging from $111,000 to $10,563,000 and had maturities ranging from 2005 to 2031 at June 30, 2005.

We believe we have operated in such a manner as to qualify for taxation as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended. We intend to continue to qualify as such and therefore to distribute at least 90% of our REIT taxable income to our stockholders. If we qualify for taxation as a REIT, and we distribute 100% of our taxable income to our stockholders, we will generally not be subject to federal income taxes on our income that is distributed to stockholders. This treatment substantially eliminates the “double taxation” (i.e., at the corporate and stockholder levels) that generally results from investing in the stock of a corporation.

Our principal executive offices are located at 610 Newport Center Drive, Suite 1150, Newport Beach, California 92660, and our telephone number is (949) 718-4400.

RISK FACTORS

Investing in the securities described herein involves risk. Please see the risk factors described in our Annual Report on Form 10-K for our most recent fiscal year, which is incorporated by reference in this prospectus. Before making an investment decision, you should carefully consider these risks as well as other information we include or incorporate by reference in this prospectus. The risks and uncertainties we have described are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business operations. Additional risk factors may be included in a prospectus supplement relating to a particular series or offering of such securities. These risks could materially affect our business, results of operations or financial condition and cause the value of our securities to decline. You could lose all or part of your investment.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratios of earnings to fixed charges for the periods indicated. In computing the ratio of earnings to fixed charges, earnings have been based on consolidated income from continuing operations before fixed charges (exclusive of capital interest). Fixed charges consist of interest on debt, including amounts capitalized, an estimate of interest in rental expense, and interest expense related to the guaranteed debt of the partnerships and limited liability companies in which we hold an interest. In computing the ratio of earnings to combined fixed charges and preferred stock dividends, preferred stock dividends consist of dividends on our 7.677% Series A Cumulative Preferred Step-Up REIT Securities and 7.75% Series B Cumulative Convertible Preferred Stock.

	For the six months ended June 30, 2005	Year Ended December 31,
		2004	2003	2002	2001	2000
Ratio of Earnings to Fixed Charges	2.27	2.27	1.96	1.72	2.05	2.09
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	1.81	1.87	1.73	1.52	1.80	1.85

USE OF PROCEEDS

Unless otherwise specified in the prospectus supplement which accompanies this prospectus, the net proceeds from the sale of the securities offered from time to time hereby will be used for general corporate purposes, including the repayment of short term bank lines of credit and investments in healthcare related facilities. The Company uses its existing revolving bank credit facility primarily to provide short term financing for the acquisition of healthcare related facilities.

DESCRIPTION OF DEBT SECURITIES

NHP may issue debt securities under one or more trust indentures to be executed by NHP and a specified trustee. The terms of the debt securities will include those stated in the indenture and those made a part of the indenture (before any supplements) by reference to the Trust Indenture Act of 1939. The indentures will be qualified under the Trust Indenture Act.

The following description sets forth certain anticipated general terms and provisions of the debt securities to which any prospectus supplement may relate. The particular terms of the debt securities offered by any prospectus supplement (which terms may be different than those stated below) and the extent, if any, to which such general provisions may apply to the debt securities so offered will be described in the prospectus supplement relating to such debt securities. Accordingly, for a description of the terms of a particular issue of debt securities, investors should review both the prospectus supplement relating thereto and the following description. A form of the indenture (as discussed herein) has been filed as an exhibit to the Registration Statement of which this prospectus is a part.

General

The debt securities will be direct obligations of NHP and may be either senior debt securities or subordinated debt securities. The indebtedness represented by subordinated securities will be subordinated in right of payment to the prior payment in full of NHP’s senior debt (as defined in the applicable indenture).

Except as set forth in the applicable indenture and described in a prospectus supplement relating thereto, the debt securities may be issued without limit as to aggregate principal amount, in one or more series, secured or unsecured, in each case as established from time to time in or pursuant to authority granted by a resolution of the board of directors or as established in the applicable indenture. All debt securities of one series need not be issued at the same time and, unless otherwise provided, a series may be reopened, without the consent of the holders of the debt securities of such series, for issuance of additional debt securities of such series.

The prospectus supplement relating to any series of debt securities being offered will contain the specific terms thereof, including, without limitation:

•	The title of such debt securities and whether such debt securities are senior securities or subordinated securities;

•	The aggregate principal amount of such debt securities and any limit on such aggregate principal amount;

•	The percentage of the principal amount at which such debt securities will be issued and, if other than the principal amount thereof, the portion of the principal amount thereof payable upon declaration of acceleration of the maturity thereof;

•	If convertible, the portion of the principal amount of such debt securities which is convertible into common stock or preferred stock, or the method by which any such portion shall be determined;

•	If convertible, any applicable limitations on the ownership or transferability of the common stock or preferred stock into which such debt securities are convertible;

•	The date or dates, or the method for determining the date or dates, on which the principal of such debt securities will be payable;

•	The rate or rates (which may be fixed or variable), or the method by which the rate or rates shall be determined, at which such debt securities will bear interest, if any.

•

The date or dates, or the method for determining such date or dates, from which any interest will accrue, the interest payment dates on which any such interest will be payable, the regular record dates for such interest payment dates, or the method by which any such date shall be determined, the person to whom such interest shall be payable, and the basis upon which interest shall be calculated if other than that of a 360-day year of twelve 30-day months;

•	The place or places where the principal of (and premium, if any) and interest, if any, on such debt securities will be payable, such debt securities may be surrendered for conversion or registration of transfer or exchange and notices or demands to or upon NHP in respect of such debt securities and the applicable indenture may be served;

•	The period or periods within which, the price or prices at which and the terms and conditions upon which such debt securities may be redeemed, as a whole or in part, at NHP’s option, if NHP is to have such an option;

•	The obligation, if any, of NHP to redeem, repay or purchase such debt securities pursuant to any sinking fund or analogous provision or at the option of a holder thereof, and the period or periods within which, the price or prices at which and the terms and conditions upon which such debt securities will be redeemed, repaid or purchased, as a whole or in part, pursuant to such obligation;

•	If other than U.S. dollars, the currency or currencies in which such debt securities are denominated and payable, which may be a foreign currency or units of two or more foreign currencies or a composite currency or currencies, and the terms and conditions relating thereto;

•	Whether the amount of payments of principal of (and premium, if any) or interest, if any, on such debt securities may be determined with reference to an index, formula or other method (which index, formula or method may, but need not be, based on a currency, currencies, currency unit or units or composite currencies) and the manner in which such amounts shall be determined;

•	Any additions to, modifications of or deletions from the terms of such debt securities with respect to the events of default or covenants set forth in the indenture;

•	Any provisions for collateral security for repayment of such debt securities;

•	Whether such debt securities will be issued in certificated and/or book-entry form;

•	Whether such debt securities will be in registered or bearer form and, if in registered form, the denominations thereof if other than $1,000 and any integral multiple thereof and, if in bearer form, the denominations thereof and terms and conditions relating thereto;

•	The applicability, if any, of defeasance and covenant defeasance provisions of the applicable indenture;

•	The terms, if any, upon which such debt securities may be convertible into NHP’s common stock or preferred stock and the terms and conditions upon which such conversion will be effected, including, without limitation, the initial conversion price or rate and the conversion period;

•	Whether and under what circumstances NHP will pay additional amounts as contemplated in the applicable indenture on such debt securities in respect of any tax, assessment or governmental charge and, if so, whether NHP will have the option to redeem such debt securities in lieu of making such payment; and

•	Any other terms of such debt securities and any deletions from or modifications or additions to the applicable indenture in respect of such securities.

The debt securities may provide for less than the entire principal amount thereof to be payable upon declaration of acceleration of the maturity thereof. Special federal income tax, accounting and other considerations applicable to these original issue discount securities will be described in the applicable prospectus supplement.

The applicable indenture may contain provisions that would limit NHP’s ability to incur indebtedness or that would afford holders of debt securities protection in the event of a highly leveraged or similar transaction involving NHP or in the event of a change of control.

Restrictions on ownership and transfer of NHP’s common stock and preferred stock are designed to preserve its status as a REIT and, therefore, may act to prevent or hinder a change of control. See “Description of Preferred Stock—Restrictions on Ownership.” Investors should review the applicable prospectus supplement for information with respect to any deletions from, modifications of or additions to the events of default or covenants that are described below, including any addition of a covenant or other provision providing event risk or similar protection.

Merger, Consolidation or Sale

The applicable indenture will provide that NHP may consolidate with, or sell, lease or convey all or substantially all of its assets to, or merge with or into, any other corporation, provided that:

•	Either NHP shall be the continuing corporation, or the successor corporation (if other than NHP) formed by or resulting from any such consolidation or merger or which shall have received the transfer of such assets shall be organized and existing under U.S. or state law and shall expressly assume payment of the principal of (and premium, if any), and interest on, all of the applicable debt securities and the due and punctual performance and observance of all of the covenants and conditions contained in the applicable indenture;

•	Immediately after giving effect to such transaction and treating any indebtedness which becomes an obligation of NHP or any subsidiary as a result thereof as having been incurred by NHP or such subsidiary at the time of such transaction, no event of default under the applicable indenture, and no event which, after notice or the lapse of time, or both, would become such an event of default, shall have occurred and be continuing; and

•	An officer’s certificate and legal opinion covering such conditions shall be delivered to the trustee.

Covenants

The applicable indenture will contain covenants requiring NHP to take certain actions and prohibiting NHP from taking certain actions. The covenants with respect to any series of debt securities will be described in the prospectus supplement relating thereto.

Events of Default, Notice and Waiver

Each indenture will describe specific “events of default” with respect to any series of debt securities issued thereunder. Such “events of default” are likely to include (with grace and cure periods):

•	Default in the payment of any installment of interest on any debt security of such series;

•	Default in the payment of principal of (or premium, if any, on) any debt security of such series at its maturity;

•	Default in making any required sinking fund payment for any debt security of such series;

•	Default in the performance or breach of any other covenant or warranty of NHP contained in the applicable indenture (other than a covenant added to the indenture solely for the benefit of a series of debt securities issued thereunder other than such series), continued for a specified period of days after written notice as provided in the applicable indenture;

•	Default in the payment of specified amounts of indebtedness of NHP or any mortgage, indenture or other instrument under which such indebtedness is issued or by which such indebtedness is secured,

such default having occurred after the expiration of any applicable grace period and having resulted in the acceleration of the maturity of such indebtedness, but only if such indebtedness is not discharged or such acceleration is not rescinded or annulled; and

•	Certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of NHP or any significant subsidiary or either of its property.

If an event of default under any indenture with respect to debt securities of any series at the time outstanding occurs and is continuing, then the applicable trustee or the holders of not less than 25% of the principal amount of the outstanding debt securities of that series may declare the principal amount (or, if the debt securities of that series are original issue discount securities or indexed securities, such portion of the principal amount as may be specified in the terms thereof) of all the debt securities of that series to be due and payable immediately by written notice thereof to NHP (and to the applicable trustee if given by the holders). However, at any time after such a declaration of acceleration with respect to debt securities of such series (or of all debt securities then outstanding under any indenture, as the case may be) has been made, but before a judgment or decree for payment of the money due has been obtained by the applicable trustee, the holders of not less than a majority in principal amount of outstanding debt securities of such series (or of all debt securities then outstanding under the applicable indenture, as the case may be) may rescind and annul such declaration and its consequences if:

•	NHP shall have deposited with the applicable trustee all required payments of the principal of (and premium, if any) and interest on the debt securities of such series (or of all debt securities then outstanding under the applicable indenture, as the case may be), plus certain fees, expenses, disbursements and advances of the applicable trustee; and

•	All events of default, other than the non-payment of accelerated principal (or specified portion thereof), with respect to debt securities of such series (or of all debt securities then outstanding under the applicable indenture, as the case may be) have been cured or waived as provided in such indenture.

Each indenture also will provide that the holders of not less than a majority in principal amount of the outstanding debt securities of any series (or of all debt securities then outstanding under the applicable indenture, as the case may be) may waive any past default with respect to such series and its consequences, except a default:

•	In the payment of the principal of (or premium, if any) or interest on any debt security of such series; or

•	In respect of a covenant or provision contained in the applicable indenture that cannot be modified or amended without the consent of the holder of each outstanding debt security affected thereby.

Each trustee will be required to give notice to the holders of debt securities within 90 days of a default under the applicable indenture unless such default shall have been cured or waived; provided, however, that such trustee may withhold notice to the holders of any series of debt securities of any default with respect to such series (except a default in the payment of the principal of (or premium, if any) or interest on any debt security of such series or in the payment of any sinking fund installment in respect of any debt security of such series) if specified responsible officers of such trustee consider such withholding to be in the interest of such holders.

Each indenture will provide that no holders of debt securities of any series may institute any proceedings, judicial or otherwise, with respect to such indenture or for any remedy thereunder, except in the case of failure of the applicable trustee, for 60 days, to act after it has received a written request to institute proceedings in respect of an event of default from the holders of not less than a majority in principal amount of the outstanding debt securities of such series, as well as the furnishing of indemnity reasonably satisfactory to it. This provision will not prevent, however, any holder of debt securities from instituting suit for the enforcement of payment of the principal of (and premium, if any) and interest on such debt securities at the respective due dates thereof.

Subject to provisions in each indenture relating to its duties in case of default, no trustee will be under any obligation to exercise any of its rights or powers under an indenture at the request or direction of any holders of any series of debt securities then outstanding under such indenture, unless such holders shall have furnished to the trustee thereunder reasonable security or indemnity. The holders of not less than a majority in principal amount of the outstanding debt securities of any series (or of all debt securities then outstanding under an indenture, as the case may be) shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the applicable trustee, or of exercising any trust or power conferred upon such trustee. However, a trustee may refuse to follow any direction which is in conflict with any law or the applicable indenture, which may involve such trustee in personal liability or which may be unduly prejudicial to the holders of debt securities of such series not joining therein.

Within 120 days after the close of each fiscal year, NHP will be required to deliver to each trustee a certificate, signed by one of several specified officers, stating whether or not such officer has knowledge of any default under the applicable indenture and, if so, specifying each such default and the nature and status thereof.

Modification of the Indenture

It is anticipated that modifications and amendments of an indenture may be made by NHP and the trustee, with the consent of the holders of not less than a majority in principal amount of each series of the outstanding debt securities issued under the indenture which are affected by the modification or amendment, provided that no such modification or amendment may, without the consent of each holder of such debt securities affected thereby:

•	Change the stated maturity date of the principal of (or premium, if any) or any installment of interest, if any, on any such debt security;

•	Reduce the principal amount of (or premium, if any) or the interest, if any, on any such debt security or the principal amount due upon acceleration of an original issue discount security;

•	Change the place or currency of payment of principal of (or premium, if any) or interest, if any, on any such debt security;

•	Impair the right to institute suit for the enforcement of any such payment on or with respect to any such debt security;

•	Reduce the above-stated percentage of holders of debt securities necessary to modify or amend the indenture; or

•	Modify the foregoing requirements or reduce the percentage of outstanding debt securities necessary to waive compliance with certain provisions of the indenture or for waiver of certain defaults.

A record date may be set for any act of the holders with respect to consenting to any amendment.

The holders of not less than a majority in principal amount of outstanding debt securities of each series affected thereby will have the right to waive compliance by NHP with certain covenants in such indenture.

Each indenture will contain provisions for convening meetings of the holders of debt securities of a series to take permitted action.

Under certain circumstances, modifications and amendments of an indenture may be made without the consent of any holders of outstanding debt securities.

Redemption of Securities

The applicable indenture will provide that the debt securities may be redeemed at any time at the option of NHP, in whole or in part, for certain reasons intended to protect NHP’s status as a REIT. Debt securities may also be subject to optional or mandatory redemption on terms and conditions described in the applicable prospectus supplement.

From and after notice has been given as provided in the applicable indenture, if funds for the redemption of any debt securities called for redemption shall have been made available on such redemption date, such debt securities will cease to bear interest on the date fixed for such redemption specified in such notice, and the only right of the holders of the debt securities will be to receive payment of the redemption price.

Conversion of Securities

The terms and conditions, if any, upon which any debt securities are convertible into common stock or preferred stock of NHP will be set forth in the applicable prospectus supplement relating thereto. Such terms will include:

•	Whether such debt securities are convertible into common stock or preferred stock;

•	The conversion price (or manner of calculation thereof);

•	The conversion period;

•	Provisions as to whether conversion will be at the option of the holders or NHP;

•	The events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such debt securities; and

•	Any restrictions on conversion, including restrictions directed at maintaining NHP’s REIT status.

Subordination

Upon any distribution to NHP’s creditors in a liquidation, dissolution or reorganization, the payment of the principal of and interest on any subordinated securities will be subordinated to the extent provided in the applicable indenture in right of payment to the prior payment in full of all senior securities. No payment of principal or interest will be permitted to be made on subordinated securities at any time if any payment default or any other default which permits accelerations exists. After all senior securities are paid in full and until the subordinated securities are paid in full, holders of subordinated securities will be subrogated to the right of holders of senior securities to the extent that distributions otherwise payable to holders of subordinated securities have been applied to the payment of senior securities. By reason of such subordination, in the event of a distribution of assets upon insolvency, certain general creditors of NHP may recover more, ratably, than holders of subordinated securities. If this prospectus is being delivered in connection with a series of subordinated securities, the accompanying prospectus supplement or the information incorporated herein by reference will contain the approximate amount of senior securities outstanding as of the end of NHP’s most recent fiscal quarter.

Global Securities

The debt securities of a series may be issued in whole or in part in global form. The global securities will be deposited with a depositary, or with a nominee for a depositary, identified in the prospectus supplement. In this case, one or more global securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding debt securities of the series to be represented by the global security or securities. Unless and until it is exchanged in whole or in part for debt securities in definitive form, a global security may not be transferred except as a whole by the depositary for the global security to a nominee of the depositary or by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any nominee to a successor of the depositary or a nominee of the successor.

The specific material terms of the depositary arrangement with respect to any portion of a series of debt securities to be represented by a global security will be described in the prospectus supplement. We anticipate that the following provisions will apply to all depositary arrangements.

Upon the issuance of a global security, the depositary for the global security will credit, on its book-entry registration and transfer system, the respective principal amounts of the debt securities represented by the global security to the accounts of persons, or participants, that have accounts with the depositary. The accounts to be credited will be designated by any underwriters or agents participating in the distribution of the debt securities. Ownership of beneficial interests in a global security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary for the global security, with respect to interests of participants, or by participants or persons that hold through participants, with respect to interests of persons other than participants. So long as the depositary for a global security, or its nominee, is the registered owner of the global security, the depositary or the nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by the global security for all purposes under the indenture; provided, however, that for purposes of obtaining any consents or directions required to be given by the holders of the debt securities, we, the trustee and our agents will treat a person as the holder of the principal amount of debt securities as specified in a written statement of the depositary. Except as set forth herein or otherwise provided in the prospectus supplement, owners of beneficial interests in a global security will not be entitled to have the debt securities represented by the global security registered in their names, will not receive physical delivery of the debt securities in definitive form and will not be considered the owners or holders thereof under the indenture.

Principal, premium, if any, and interest payments on debt securities represented by a global security registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the global security. Neither we, the trustee nor any paying agent for the debt securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global security or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

We expect that the depositary for any debt securities represented by a global security, upon receipt of any payment of principal, premium, if any, or interest will immediately credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of the depositary. We also expect that payments by participants will be governed by standing instructions and customary practices, as is now the case with the securities held for the accounts of customers registered in “street names” and will be the responsibility of the participants.

If the depositary for any debt securities represented by a global security is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue the debt securities in definitive form in exchange for the global security. In addition, we may at any time and in our sole discretion determine not to have any of the debt securities of a series represented by one or more global securities and, in that event, will issue debt securities of the series in definitive form in exchange for all of the global security or securities representing the debt securities.

The laws of some states require that certain purchasers of securities take physical delivery of the securities in definitive form. These laws may impair the ability to transfer beneficial interests in debt securities represented by global securities.

Governing Law

The indenture and the debt securities will be governed by and construed in accordance with the laws of the State of New York.

DESCRIPTION OF PREFERRED STOCK

The following description of the terms of the preferred stock sets forth certain general terms and provisions of the preferred stock to which any prospectus supplement may relate. Certain other terms of any series of the preferred stock offered by any prospectus supplement will be described in the applicable prospectus supplement. The description of certain provisions of the preferred stock set forth below and in any prospectus supplement do not purport to be complete and are subject to and qualified in their entirety by reference to our amended and restated articles of incorporation, as amended, our amended and restated bylaws and our board of directors’ resolution or articles supplementary relating to each series of the preferred stock which will be filed with the SEC and incorporated by reference as an exhibit to the registration statement of which this prospectus is a part at or prior to the time of the issuance of the series of the preferred stock.

General

Our authorized capital stock consists of 100,000,000 shares of common stock, $0.10 par value per share, and 5,000,000 shares of preferred stock, $1.00 par value per share, which includes the preferred stock offered hereby.

Under our amended and restated articles of incorporation, our board of directors is authorized without further stockholder action to provide for the issuance of up to 5,000,000 shares of preferred stock, in one or more series, with the voting, dividend, conversion or liquidation rights, designations, preferences, powers and relative participating, optional or other special rights and qualifications, limitations or restrictions of shares of the series as are stated in the resolutions providing for the issuance of a series of preferred stock, adopted, at any time or from time to time, by our board of directors. At June 30, 2005 there were 1,000,000 shares of 7.677% Series A Cumulative Preferred Stock and 1,064,500 shares of 7.75% Series B Cumulative Convertible Preferred Stock outstanding. With respect to payment of dividends, the Series A and Series B Preferred Stock will rank senior to our common stock and equivalent to any other shares of our preferred stock which are not by their terms, as disclosed in the applicable prospectus supplement, subordinated to the Series A and Series B Preferred Stock with respect to payment of dividends and amounts due upon liquidation, dissolution or winding up.

Subject to limitations prescribed by Maryland law and the charter, our board of directors is authorized to fix the number of shares constituting each series of preferred stock and the designations and powers, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including such provisions as may be desired concerning voting, redemption, dividends, dissolution or the distribution of assets, conversion or exchange, and such other subjects or matters as may be fixed by resolution of our board of directors or a duly authorized committee thereof. The preferred stock will, when issued, be fully paid and nonassessable and will have no preemptive rights.

The prospectus supplement relating to preferred stock will contain the specific terms, including:

•	The title and stated value of such preferred stock;

•	The number of shares of such preferred stock offered, the liquidation preference per share and the offering price of such preferred stock;

•	The dividend rate(s), period(s) and or payment date(s) or method(s) of calculation thereof applicable to such preferred stock;

•	The date from which dividends on such preferred stock shall accumulate, if applicable;

•	The provision for a sinking fund, if any, for such preferred stock;

•	The provisions for redemption, if applicable, of such preferred stock;

•	Any listing of such preferred stock on any securities exchange;

•	The terms and conditions, if applicable, upon which such preferred stock will be convertible into common stock, including the conversion price (or manner of calculation thereof);

•	A discussion of certain federal income tax considerations applicable to such preferred stock;

•	The relative ranking and preferences of such preferred stock as to dividend rights and rights upon NHP’s liquidation, dissolution or winding up of its affairs;

•	Any limitations on issuance of any series of preferred stock ranking senior to or on a parity with such series of preferred stock as to dividend rights and rights upon liquidation, dissolution or winding up of affairs;

•	Any limitations on direct or beneficial ownership and restrictions on transfer, in each case as may be appropriate to preserve the status of NHP as a REIT; and

•	Any other specific terms, preferences, rights, limitations or restrictions of such preferred stock.

Unless otherwise stated in a prospectus supplement relating to a particular series of preferred stock, each series of the preferred stock will rank on a parity as to dividends and distributions of assets with each other series of the preferred stock. The rights of the holders of each series of the preferred stock will be subordinate to those of our general creditors.

Certain Provisions of our Amended and Restated Articles of Incorporation

See “Description of Common Stock—Redemption and Business Combination Provisions” for a description of certain provisions of our amended and restated articles of incorporation, including provisions relating to redemption rights and provisions which may have certain anti-takeover effects.

Dividend Rights

Holders of the preferred stock of each series will be entitled to receive, when, as and if declared by our board of directors, out of funds legally available therefor, cash dividends on the dates and at the rates as are set forth in, or as are determined by the method described in, the prospectus supplement relating to the series of the preferred stock. The rate may be fixed or variable or both. Each dividend will be payable to the holders of record as they appear on the our stock books on the record dates, fixed by our board of directors, as specified in the prospectus supplement relating to the series of preferred stock.

The dividends may be cumulative or noncumulative, as provided in the prospectus supplement relating to the series of preferred stock. If our board of directors fails to declare a dividend payable on a dividend payment date on any series of preferred stock for which dividends are noncumulative, then the right to receive a dividend in respect of the dividend period ending on the dividend payment date will be lost, and we will have no obligation to pay the dividend accrued for the period, whether or not dividends on the series are declared payable on any future dividend payment dates. Dividends on the shares of each series of preferred stock for which dividends are cumulative will accrue from the date on which we initially issue shares of the series.

Unless otherwise specified in the applicable prospectus supplement, if any preferred stock of any series is outstanding, no full dividends shall be declared or paid or set apart for payment on the preferred stock of any other series ranking, as to dividends, on a parity with or junior to the preferred stock of such series for any period unless full dividends (which include all unpaid dividends in the case of cumulative dividend preferred stock) have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the preferred stock of such series.

When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the preferred stock of any series and the shares of any other series of preferred stock ranking on a parity as to dividends with the preferred stock of such series, all dividends declared upon shares of preferred stock of such series and any other series of preferred stock ranking on a parity as to dividends with such preferred stock shall be declared pro rata among the holders of such series. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on preferred stock of such series which may be in arrears.

So long as the shares of any series of the preferred stock are outstanding, we may not, other than as we determine is necessary to maintain our status as a REIT, declare any dividends on any shares of common stock or any other stock ranking as to dividends or distributions of assets junior to the series of preferred stock, or make any payment on account of, or set apart money for, the purchase, redemption or other retirement of, or for a sinking or other analogous fund for, any shares of junior stock or make any distribution in respect thereof, whether in cash or property or in obligations or stock, other than junior stock which is neither convertible into, nor exchangeable or exercisable for, any securities other than junior stock, unless:

•	full dividends, including if the preferred stock is cumulative, dividends for prior dividend periods, have been paid or declared and set apart for payment on all outstanding shares of the preferred stock of the series and all other classes and series of preferred stock, other than junior stock; and

•	we are not in default or in arrears with respect to the mandatory or optional redemption or mandatory repurchase or other mandatory retirement of, or with respect to any sinking or other analogous fund for, any shares of preferred stock of the series or any shares of any other preferred stock of any class or series, other than junior stock.

Liquidation Preference

In the event of any liquidation, dissolution or winding up of us, voluntary or involuntary, the holders of each series of the preferred stock will be entitled to receive out of our assets available for distribution to stockholders, before any distribution of assets is made to the holders of common stock or any other shares of stock ranking junior as to the distribution to the series of preferred stock, the amount of the liquidation preference per share set forth in the prospectus supplement relating to the series of the preferred stock plus an amount equal to all accumulated and unpaid dividends accrued. If, upon any voluntary or involuntary liquidation, dissolution or winding up of us, the amounts payable with respect to the preferred stock of any series and any other shares of preferred stock, including any other series of the preferred stock, ranking as to the distribution on a parity with the series of the preferred stock are not paid in full, the holders of the preferred stock of the series and of the other shares of our preferred stock will share ratably in any distribution of our assets in proportion to the full respective preferential amounts to which they are entitled. After payment to the holders of the preferred stock of each series of the full preferential amounts of the liquidating distribution to which they are entitled, the holders of each series of the preferred stock will be entitled to no further participation in any distribution of our assets.

Redemption

A series of the preferred stock may be redeemable, in whole or from time to time in part, at our option, and may be subject to mandatory redemption pursuant to a sinking fund or otherwise, in each case upon terms, at the times and at the redemption prices set forth in the prospectus supplement relating to the series. Shares of the preferred stock redeemed by us will be restored to the status of authorized but unissued shares of preferred stock.

In the event that fewer than all of the outstanding shares of a series of the preferred stock are to be redeemed, whether by mandatory or optional redemption, the number of shares to be redeemed will be determined by lot or pro rata, subject to rounding to avoid fractional shares, as may be determined by us or by any other method as may be determined by us in our sole discretion to be equitable. Unless default shall be made by us in providing for the payment of the redemption price plus accumulated and unpaid dividends, if any, from and after the redemption date, dividends shall cease to accumulate on the shares of the preferred stock called for redemption and all rights of the holders thereof, except the right to receive the redemption price plus accumulated and unpaid dividends, if any, shall cease.

So long as any dividends on shares of any series of the preferred stock or any other series of preferred stock ranking on a parity as to dividends and distribution of assets with the series of the preferred stock are in arrears, no shares of any series of the preferred stock or other series of preferred stock will be redeemed, whether by mandatory or optional redemption, unless all of the shares of each series of preferred stock are simultaneously redeemed, and we will not purchase or otherwise acquire any shares; provided, however, that the foregoing will not prevent the purchase or acquisition of the shares pursuant to a purchase or exchange offer made on the same terms to holders of all shares outstanding of each series of preferred stock.

Conversion Rights

The terms, if any, on which shares of preferred stock of any series may be exchanged for or converted, mandatorily or otherwise, into shares of common stock or another series of preferred stock will be set forth in the prospectus supplement relating thereto. See “Description of Common Stock.”

Voting Rights

Holders of preferred stock will not have any voting rights, except as set forth below or as otherwise from time to time required by law or as indicated in the applicable prospectus supplement.

Any series of preferred stock may provide that, so long as any shares of such series remain outstanding, the holders of such series may vote as a separate class on certain specified matters, which may include changes in NHP’s capitalization, amendments to its charter and mergers and dispositions.

The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of such series of preferred stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been irrevocably deposited in trust to effect such redemption.

The provisions of a series of preferred stock may provide for additional rights, remedies and privileges if dividends on such series are in arrears for specified periods, which rights and privileges will be described in the applicable prospectus supplement.

Transfer Agent and Registrar

Unless otherwise indicated in a prospectus supplement relating thereto, The Bank of New York will be the transfer agent, dividend and redemption price disbursement agent and registrar for shares of each series of the preferred stock.

Restrictions On Ownership

As discussed below under “Description of Common Stock — Restrictions on Transfer,” for NHP to qualify as a REIT under the Code, not more than 50% in value of its outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year, and the stock must be beneficially owned by 100 or more persons or entities during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. Therefore, ownership and transfer of each series of preferred stock will be restricted in the same manner as the common stock.

All certificates representing preferred stock will bear a legend referring to the restrictions described above.

DESCRIPTION OF COMMON STOCK

The following description of the terms of our common stock sets forth certain general terms and provisions of the common stock to which any prospectus supplement may relate. The description of certain provisions of our common stock set forth below and in any prospectus supplement do not purport to be complete and are subject to and qualified in their entirety by reference to our amended and restated articles of incorporation, as amended, and our amended and restated bylaws.

General

Our authorized capital stock consists of 100,000,000 shares of common stock, $0.10 par value per share, and 5,000,000 shares of preferred stock, $1.00 par value per share. At June 30, 2005, there were 67,409,107 shares of our common stock outstanding.

All shares of common stock:

•	participate equally in dividends payable to stockholders of common stock when and as declared by our board of directors and in net assets available for distribution to stockholders of common stock on liquidation or dissolution;

•	have one vote per share on all matters submitted to a vote of the stockholders; and

•	do not have cumulative voting rights in the election of directors.

All issued and outstanding shares of common stock are, and the common stock offered hereby will be upon issuance, validly issued, fully paid and nonassessable. Holders of the common stock do not have preference, conversion, exchange or preemptive rights. The common stock is listed on the New York Stock Exchange (NYSE Symbol: NHP).

Redemption and Business Combination Provisions

If our board of directors is, at any time and in good faith, of the opinion that direct or indirect ownership of at least 9.9% or more of the voting shares of stock has or may become concentrated in the hands of one beneficial owner, our board of directors has the power:

•	by lot or other means deemed equitable by it to call for the purchase from any stockholder a number of voting shares sufficient, in the opinion of our board of directors, to maintain or bring the direct or indirect ownership of voting shares of stock of the beneficial owner to a level of no more than 9.9% of the outstanding voting shares of our stock; and

•	to refuse to transfer or issue voting shares of stock to any person or entity whose acquisition of those voting shares would, in the opinion of our board of directors, result in the direct or indirect ownership by that person or entity of more than 9.9% of the outstanding voting shares of our stock.

Further, any transfer of shares, options, warrants or other securities convertible into voting shares that would create a beneficial owner of more than 9.9% of the outstanding voting shares of our stock shall be deemed void ab initio and the intended transferee shall be deemed never to have had an interest therein. The purchase price for any voting shares of stock so redeemed shall be equal to the fair market value of the shares reflected in the closing sales price for the shares, if then listed on a national securities exchange, or the average of the closing sales prices for the shares if then listed on more than one national securities exchange, or if the shares are not then listed on a national securities exchange, the latest bid quotation for the shares if then traded over-the-counter, on the last business day immediately preceding the day on which notices of the acquisitions are sent, or, if none of these closing sales prices or quotations are available, then the purchase price will be equal to the net asset value of the stock as determined by our board of directors in accordance with the provisions of applicable law. From and after the date fixed for purchase by our board of directors, the holder of any shares so called for purchase shall cease to be entitled to distributions, voting rights and other benefits with respect to those shares, except the right to payment of the purchase price for the shares.

Our amended and restated articles of incorporation require that, except in certain circumstances, business combinations between us and a beneficial holder of 10% or more of our outstanding voting stock, a “related person”, be approved by the affirmative vote of at least 90% of our outstanding voting stock or, in advance and unanimously, by our board of directors. A business combination is defined in our amended and restated articles of incorporation as:

•	any merger or consolidation with or into a related person;

•	any sale, lease, exchange, transfer or other disposition, including without limitation a mortgage or any other security device, of all or any “substantial part” of our assets, including without limitation any voting securities of a subsidiary, to a related person;

•	any merger or consolidation of a related person with or into us;

•	any sale, lease, exchange, transfer or other disposition of all or any substantial part of the assets of a related person to us;

•	the issuance of any of our securities to a related person, other than by way of pro rata distribution to all stockholders; and

•	any agreement, contract or other arrangement providing for any of the above.

Pursuant to our amended and restated articles of incorporation, our board of directors is classified into three classes. Each class of directors serves for a term of three years, with one class being elected each year. As of the date of this prospectus, there are 8 directors, divided into three classes consisting of three, three and two directors.

The foregoing provisions of our amended and restated articles of incorporation and certain other matters may not be amended without the affirmative vote of at least 90% of our outstanding voting stock.

The foregoing provisions may have the effect of discouraging unilateral tender offers or other takeover proposals which certain stockholders might deem in their interests or in which they might receive a substantial premium. Our board of directors’ authority to issue and establish the terms of currently authorized preferred stock, without stockholder approval, may also have the effect of discouraging takeover attempts. See “Description of Preferred Stock.” The provisions could also have the effect of insulating current management against the possibility of removal and could, by possibly reducing temporary fluctuations in market price caused by accumulations of shares, deprive stockholders of opportunities to sell at a temporarily higher market price. However, our board of directors believes that inclusion of the business combination provisions in our amended and restated articles of incorporation may help assure fair treatment of stockholders and preserve our assets.

The foregoing summary of certain provisions of our amended and restated articles of incorporation does not purport to be complete or to give effect to provisions of statutory or common law. The foregoing summary is subject to, and qualified in its entirety by reference to, the provisions of applicable law and our amended and restated articles of incorporation, a copy of which is incorporated by reference as an exhibit to the registration statement of which this prospectus is a part.

Transfer Agent and Registrar

Unless otherwise indicated in a prospectus supplement relating thereto, The Bank of New York is the transfer agent and registrar of the common stock.

Restrictions on Transfer

For NHP to qualify as a REIT under the Internal Revenue Code of 1986, as amended:

1)	Not more than 50% in value of its outstanding capital stock may be owned, directly or indirectly (after application of certain attribution rules), by five or fewer individuals at any time during the last half of its taxable year; and
2)	Its stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year.

In order to ensure that requirement (1) above is satisfied, our board of directors has the power to refuse to transfer shares of our capital stock to any person or entity whose acquisition of such shares would result in the direct or indirect ownership of more than 9.9% in value of the outstanding capital stock.

In connection with the foregoing, if our board of directors, at any time and in good faith, believes that direct or indirect ownership (as determined under applicable federal tax attribution rules) in excess of this ownership limit has or may become concentrated in the hands of one beneficial owner, the board of directors has the power to refuse to transfer or issue these excess shares to a person or entity whose acquisition of such excess shares would cause a beneficial holder to exceed the ownership limit. Further, any transfer of excess shares that would cause a beneficial owner to hold shares of capital stock in excess of the ownership limit shall be deemed void, and the intended transferee shall be deemed never to have had an interest therein.

If at any time there is a transfer in violation of these restrictions, our board of directors may treat the excess shares as having been transferred to NHP, as trustee for the benefit of such persons or entities to whom the excess shares are later transferred. Subject to any right NHP may have to purchase the excess shares, the interest in the trust representing the excess shares shall be freely transferable by the intended transferee at a price that does not exceed the price paid by the intended transferee of the excess shares. Excess shares do not have voting rights, and will not be considered for the purpose of any shareholder vote or determining a quorum, but will continue to be reflected as issued and outstanding stock. NHP will not pay dividends with respect to excess shares. NHP may purchase excess shares for the market price. The market price for any stock so purchased shall be equal to the fair market value of such shares reflected in:

•	The closing sales price for the stock, if then listed on a national securities exchange;

•	The average closing sales price of such stock, if then listed on more than one national securities exchange; or

•	If the stock is not then listed on a national securities exchange, the latest bid quotation for the stock if then traded over-the-counter, as of the day immediately preceding the date on which notices of such purchase are sent by NHP.

If no such closing sales prices or quotations are available, the purchase price shall equal the net asset value of such stock as determined by our board of directors in accordance with applicable law.

All certificates representing shares of common stock bear a legend referring to the restrictions described above.

These restrictions may have the effect of preventing an acquisition of control of NHP by a third party.

DESCRIPTION OF SECURITIES WARRANTS

The following information outlines some of the provisions of each warrant agreement, the warrants and the warrant certificates. This information may not be complete in all respects and is qualified entirely by reference to the relevant warrant agreement with respect to the warrants of any particular series. The specific terms of any series of warrants will be described in the relevant prospectus supplement. If so described in a prospectus supplement, the terms of that series of warrants may differ from the general description of terms presented below.

General

NHP may issue warrants for the purchase of its debt securities, preferred stock or common stock. Warrants may be issued independently or together with debt securities, preferred stock or common stock, and may be attached to or separate from those securities.

Each series of securities warrants will be issued under a separate warrant agreement to be entered into between us and a bank or trust company, as warrant agent, all as set forth in the prospectus supplement relating to the particular issue of offered securities warrants. The warrant agent will act solely as our agent in connection with the securities warrant certificates relating to the securities warrants and will not assume any obligation or relationship of agency or trust for or with any holders of securities warrant certificates or beneficial owners of securities warrants.

The relevant prospectus supplement relating to a series of warrants will mention the name and address of the warrant agent. The relevant prospectus supplement will describe the terms of the warrant agreement and the series of warrants in respect of which this prospectus is being delivered, including

•	the offering price;

•	the currency for which such warrants may be purchased;

•	the designation and terms of the securities with which the warrants are issued and the number of warrants issued with each such security or each principal amount of such security;

•	the date which the warrants and the related securities will be separately transferable;

•	in the case of warrants to purchase debt securities, the principal amount of debt securities that can be purchased upon exercise of one warrant, and the price and currency for purchasing those debt securities upon exercise and, in the case of warrants to purchase preferred stock, or common stock, the number of shares of preferred stock, or common stock, as the case may be, that can be purchased upon the exercise of one warrant, and the price for purchasing such shares upon this exercise;

•	the dates on which the right to exercise the warrants will commence and expire and, if the warrants are not continuously exercisable, any dates on which the warrants are not exercisable;

•	certain federal income tax consequences of holding or exercising those warrants;

•	whether the warrants or related securities will be listed on any securities exchange;

•	the terms of the securities issuable upon exercise of those warrants;

•	whether the warrants will be issued in global or certificated form; and

•	any other terms of the warrants.

Warrant certificates may be exchanged for new warrant certificates of different denominations, may be presented for transfer registration, and may be exercised at the warrant agent’s corporate trust office or any other office indicated in the relevant prospectus supplement. If the warrants are not separately transferable from the securities with which they were issued, this exchange may take place only if the certificates representing such related securities are also exchanged. Prior to warrant exercise, warrantholders will not have any rights as holders of the securities purchasable upon such exercise, including, in the case of warrants to purchase debt securities, the right to receive principal, premium, if any, or interest payments, on the debt securities purchasable upon such exercise or to enforce covenants in the applicable indenture or, in the case of warrants to purchase preferred stock or common stock, the right to receive any dividends, or payments upon NHP’s liquidation, dissolution or winding up or to exercise any voting rights.

Where appropriate, the applicable prospectus supplement will describe the U.S. federal income tax considerations relevant to the warrants.

Exercise of Warrants

Each warrant will entitle the holder to purchase the securities specified in the relevant prospectus supplement at the exercise price mentioned in, or calculated as described in, the relevant prospectus supplement. Unless otherwise specified in the relevant prospectus supplement, warrants may be exercised at any time up to 5:00 p.m., New York time, on the expiration date mentioned in that prospectus supplement. After 5:00 p.m., New York time, on the expiration date, unexercised warrants will become void.

Warrants may be exercised by delivery of the warrant certificate representing the warrants to be exercised, or in the case of global securities, as described under “Global Securities” on page 9 above, by delivery of an exercise notice for those warrants, together with certain information, and payment to the warrant agent in immediately available funds, as provided in the relevant prospectus supplement, of the required purchase amount. The information required to be delivered will be on the reverse side of the warrant certificate and in the relevant prospectus supplement. Upon receipt of such payment and the warrant certificate or exercise notice properly executed at the warrant agent’s corporate trust office or any other office indicated in the relevant prospectus supplement, NHP will, in the time period the relevant warrant agreement provides, issue and deliver the securities purchasable upon such exercise. If fewer than all of the warrants represented by such warrant certificate are exercised, a new warrant certificate will be issued for the remaining amount of warrants unless the unexercised warrants have become void.

If mentioned in the relevant prospectus supplement, securities may be surrendered as all or part of the exercise price for warrants.

Antidilution Provisions

In the case of warrants to purchase common stock, the exercise price payable and the number of common stock shares to be purchased upon warrant exercise may be adjusted in certain events, including

•	the issuance of a stock dividend to common stockholders or a combination, subdivision or reclassification of common stock;

•	the issuance of rights, warrants or options to all common stockholders entitling them to purchase common stock for an aggregate consideration per share less than the current market price per common stock share,

•	any NHP distribution to its common stockholders of evidences of NHP indebtedness or of assets, excluding cash dividends or distributions referred to above and,

•	any other events mentioned in the relevant prospectus supplement.

No adjustment in the number of shares of common stock purchasable upon warrant exercise will be required until cumulative adjustments require an adjustment of at least 1% of such number. No fractional shares will be issued upon warrant exercise, but NHP will pay the cash value of any fractional shares otherwise issuable.

Modification

NHP and the relevant warrant agent may amend any warrant agreement and the terms of the related warrants by executing a supplemental warrant agreement, without any such warrantholder’s consent, for the purpose of

•	curing any ambiguity, any defective or inconsistent provision contained in the warrant agreement, or making any other corrections to the warrant agreement that are not inconsistent with the provisions of the warrant certificates;

•	evidencing the succession of another corporation to NHP and their assumption of NHP’s covenants contained in the warrant agreement and the warrants;

•	appointing a successor depositary, if the warrants are issued in the form of global securities;

•	evidencing a successor warrant agent’s acceptance of appointment with respect to the warrants;

•	adding to NHP’s covenants for the warrantholders’ benefit or surrendering any right or power conferred upon NHP under the warrant agreement issuing warrants in definitive form, if such warrants are initially issued in the form of global securities; or

•	amending the warrant agreement and the warrants as NHP deems necessary or desirable and that will not adversely affect the warrantholders’ interests in any material respect.

NHP and the warrant agent may also amend any warrant agreement and the related warrants by a supplemental agreement with the consent of the holders of a majority of the unexercised warrants such amendment affects, for the purpose of adding, modifying or eliminating any of the warrant agreement’s provisions or of modifying the holders’ rights. However, no such amendment that

•	changes the number or amount of securities purchasable upon warrant exercise so as to reduce the number of securities receivable upon this exercise;

•	shortens the time period during which the warrants may be exercised;

•	otherwise adversely affects the exercise rights of such warrantholders in any material respect; or

•	reduces the number of unexercised warrants the consent of holders of which is required for amending the warrant agreement or the related warrants may be made without the consent of each holder affected by that amendment.

Consolidation, Merger and Sale of Assets

Each warrant agreement will provide that NHP may consolidate or merge with or into any other corporation or sell, lease, transfer or convey all or substantially all of its assets to any other corporation, provided that

•	either NHP must be the continuing corporation, or the corporation other than NHP formed by or resulting from any consolidation or merger or that receives the assets must be organized and existing under U.S. or state law and must assume NHP’s obligations for the unexercised warrants and the performance of all covenants and conditions of the relevant warrant agreement and

•	NHP or that successor corporation must not immediately be in default under that warrant agreement.

Enforceability of Rights by Holders of Warrants

Each warrant agent will act solely as NHP’s agent under the relevant warrant agreement and will not assume any obligation or relationship of agency or trust for any warrantholder. A single bank or trust company may act as warrant agent for more than one issue of warrants. A warrant agent will have no duty or responsibility in case NHP defaults in performing its obligations under the relevant warrant agreement or warrant, including any duty or responsibility to initiate any legal proceedings or to make any demand upon NHP. Any warrantholder may, without the warrant agent’s consent or of any other warrantholder, enforce by appropriate legal action its right to exercise, and receive the securities purchasable upon exercise of, that warrant.

Replacement of Warrant Certificates

NHP will replace any destroyed, lost, stolen or mutilated warrant certificate upon delivery to NHP and the relevant warrant agent of evidence satisfactory to them of the ownership of that warrant certificate and of the destruction, loss, theft or mutilation of that warrant certificate, and (in the case of mutilation) surrender of that warrant certificate to the relevant warrant agent, unless NHP or the warrant agent has received notice that the warrant certificate has been acquired by a bona fide purchaser. That warrantholder will also be required to provide indemnity satisfactory to the relevant warrant agent and NHP before a replacement warrant certificate will be issued.

Title

NHP, the warrant agents and any of their agents may treat the registered holder of any warrant certificate as the absolute owner of the warrants evidenced by that certificate for any purpose and as the person or entity entitled to exercise the rights attaching to the warrants so requested, despite any notice to the contrary. See “Global Securities” on page 8 above.

PLAN OF DISTRIBUTION

We may sell the securities covered by this prospectus from time to time. Registration of the securities covered by this prospectus does not mean, however, that those securities will necessarily be offered or sold.

We may sell the securities separately or together:

•	through one or more underwriters or dealers in a public offering and sale by them;

•	directly to investors; or

•	through agents.

We may sell the securities from time to time:

•	in one or more transactions at a fixed price or prices, which may be changed from time to time;

•	at market prices prevailing at the times of sale;

•	at prices related to such prevailing market prices; or

•	at negotiated prices.

We will describe the method of distribution of the securities and the terms of the offering in the prospectus supplement.

If underwriters are used in the sale of any securities, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions described above. The securities may be either offered to the public through underwriting syndicates represented by managing underwriters, or directly by underwriters. Generally, the underwriters’ obligations to purchase the securities will be subject to conditions precedent and the underwriters will be obligated to purchase all of the securities being distributed if they purchase any of the securities.

We may authorize underwriters, dealers or agents to solicit offers by certain purchasers to purchase the securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth any commissions we pay for solicitation of these contracts.

We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and will be identified in the applicable prospectus supplement or in a post-effective amendment.

If so indicated in the applicable prospectus supplement, we will authorize underwriters, dealers or other persons to solicit offers by certain institutions to purchase offered securities from us at the public offering price set forth in the applicable prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a future date or dates. Institutions with which these contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others. The obligations of any purchasers under any delayed delivery contract will not be subject to any conditions except:

•	the purchase of the offered securities must not at the time of delivery be prohibited under the laws of the jurisdiction to which the purchaser is subject; and

•	if the offered securities are also being sold to underwriters, we will have sold to the underwriters the offered securities not sold for delayed delivery.

The underwriters, dealers and other persons will not have any responsibility for the validity or performance of these contracts. The prospectus supplement relating to the contracts will set forth the price to be paid for securities under the contracts, the commission payable for solicitation of the contracts and the date or dates in the future for delivery of offered securities under the contracts.

Underwriters, dealers and agents may be entitled to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments made by the underwriters, dealers or agents, under agreements between us and the underwriters, dealers and agents.

We may grant underwriters who participate in the distribution of securities an option to purchase additional securities in connection with the distribution.

Underwriters, dealers or agents may receive compensation in the form of discounts, concessions or commissions from us or our purchasers, as their agents in connection with the sale of securities. These underwriters, dealers or agents may be considered to be underwriters under the Securities Act. As a result, discounts, commissions or profits on resale received by the underwriters, dealers or agents may be treated as underwriting discounts and commissions. The prospectus supplement will identify any such underwriter, dealer or agent and describe any compensation received by them from us. In no event will the aggregate discounts, concessions and commissions to any underwriters, dealers or agents exceed eight percent of the gross proceeds. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

Shares of our common stock are quoted on the New York Stock Exchange. Unless otherwise specified in the related prospectus supplement, all securities we offer, other than common stock, will be new issues of securities with no established trading market. Any underwriter may make a market in these securities, but will not be obligated to do so and may discontinue any market making at any time without notice. We may apply to list any series of debt securities, preferred stock or warrants on an exchange, but we are not obligated to do so. Therefore, there may not be liquidity or a trading market for any series of securities.

In connection with an offering, the underwriters may purchase and sell securities in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of securities than they are required to purchase in an offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the securities while an offering is in progress.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the underwriters have repurchased securities sold by or for the account of that underwriter in stabilizing or short-covering transactions.

These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the securities. As a result, the price of the securities may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on an exchange or automated quotation system, if the securities are listed on that exchange or admitted for trading on that automated quotation system, or in the over-the-counter market or otherwise.

Underwriters, dealers or agents who may become involved in the sale of our securities may engage in transactions with and perform other services for us in the ordinary course of their business for which they receive compensation.

LEGAL MATTERS

The validity of the securities offered hereby will be passed upon for us by O’Melveny & Myers LLP. Unless otherwise specified in an applicable prospectus supplement, Sidley Austin Brown & Wood LLP will act as counsel for the underwriters or agents, if any. Paul C. Pringle, a partner at Sidley Austin Brown & Wood LLP, owns 51,090 shares of our common stock.

EXPERTS

Ernst & Young LLP, independent auditors, have audited NHP’s consolidated financial statements and schedules included or incorporated by reference in its Annual Report on Form 10-K for the year ended December 31, 2004, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. NHP’s financial statements and schedules are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file current, quarterly and annual reports, proxy statements and other information required by the Exchange Act with the SEC. You may read and copy any of these filed documents at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC’s internet site at http://www.sec.gov.

Our website is http://www.nhp-reit.com (which is not intended to be an active hyperlink in this prospectus). We make available free of charge on our website our annual reports on Form 10-K, quarterly reports on

Form 10-Q, current reports on Form 8-K, proxy statements and Forms 3, 4 and 5 filed on behalf of directors and executive officers and any amendments to such reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information contained on, connected to or that can be accessed via our website is not part of this prospectus.

We have filed with the SEC a Registration Statement on Form S-3 under the Securities Act with respect to the securities offered by this prospectus. This prospectus, which constitutes a part of that Registration Statement, does not include all the information contained in that Registration Statement and its exhibits. For further information with respect to us and our securities, you should consult the Registration Statement and its exhibits.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

Statements contained in this prospectus concerning the provisions of any documents are necessarily summaries of those documents, and each statement is qualified in its entirety by reference to the copy of the document filed with the SEC. The Registration Statement and any of its amendments, including exhibits filed as a part of the Registration Statement or an amendment to the Registration Statement, are available for inspection and copying through the entities listed above.

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to documents containing that information. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the following documents filed by us with the SEC and any future filings we will make with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until this offering is complete or terminated:

•	our annual report on Form 10-K for the fiscal year ended December 31, 2004;

•	our quarterly reports on Form 10-Q for the quarters ended March 31, 2005 and June 30, 2005; and

•	our current reports on Form 8-K, dated February 3, 2005, February 24, 2005, April 7, 2005, May 4, 2005, May 18, 2005 and August 3, 2005.

You may request a copy of these filings, at no cost, by writing or calling us at the following address:

Nationwide Health Properties, Inc.

610 Newport Center Drive, Suite 1150

Newport Beach, California 92660

Attention: David Snyder

Telephone number: (949) 718-4400

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front cover of those documents.

CAUTIONARY STATEMENTS

This prospectus and the accompanying prospectus supplement and the documents incorporated by reference may include statements that may constitute “forward-looking statements” within the meaning of federal securities laws. One can identify these forward-looking statements by their use of words such as “expects,”

“plans,” “will,” “estimates,” “forecasts,” “projects” and other words of similar meaning. One can also identify them by the fact that they do not relate strictly to historical or current facts. These statements are likely to address the Company’s growth strategy and financial results. One must carefully consider any such statement and should understand that many factors could cause actual results to differ materially from our forward-looking statements. These factors include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. Information regarding important factors that could cause actual results to differ, perhaps materially, from the anticipated results in our forward-looking statements is contained from time to time in our annual and quarterly report filings with the SEC, including under the caption “Item 1 – Business – Risk Factors” in our annual report on Form 10-K for the fiscal year ended December 31, 2004, which is incorporated into this prospectus by reference. See “Where You Can Find More Information” on page 20 for information on how to obtain a copy of this annual report.

We undertake no obligation to update any forward-looking statements or to release publicly the results of any future revisions we may make to forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.